Filed pursuant to Rule 424(b)(3)

File No. 333-117427

PROSPECTUS

$230,000,000

2.50% Senior Subordinated Convertible Contingent Debt SecuritiesSM (CODESSM) due 2024

and

Common Stock Issuable Upon Conversion of the CODES

CSG Systems International, Inc. issued $230 million principal amount of the 2.50% Senior Subordinated Convertible Contingent Debt SecuritiesSM (CODESSM) due 2024 pursuant to the registration exemption provided under Rule 144A in June 2004. This prospectus will be used by selling securityholders to resell their CODES and the common stock issuable upon conversion of the CODES. We will not receive any of the proceeds from the resale of these securities.

The CODES are convertible, at the option of holders of CODES, initially at a conversion rate of 37.3552 shares of common stock per $1,000 principal amount, which is equivalent to an initial conversion price of approximately $26.77 per share, subject to adjustments described elsewhere in this prospectus, in the following circumstances:

•	during any fiscal quarter, if the market price of our common stock measured over a specified number of trading days in a specified period is above 130% of the conversion price per share on the last day of such preceding fiscal quarter;
•	subject to certain exceptions, during the five-business-day period following any 10-consecutive-trading-day period in which the average of the trading prices (as described below under “Description of the CODES—Conversion Rights—Conversion Upon Satisfaction of CODES Price Condition”) per $1,000 principal amount of CODES, as determined following a request from a holder to make a determination, for that 10-trading-day period was less than 98% of the average conversion value for the CODES during that period;
•	if the CODES have been called for redemption; or
•	upon the occurrence of specified corporate transactions.

On December 15, 2004, we irrevocably elected, by notice to the trustee and the holders of the CODES, to satisfy in cash 100% of the principal amount of the CODES converted after that date. After that date, we still may satisfy our conversion obligation to the extent it exceeds the principal amount in cash or common stock or a combination of cash and common stock.

The CODES bear interest at a rate of 2.50% per year. Interest on the CODES is payable on June 15 and December 15 of each year, beginning on December 15, 2004. Beginning with the six-month interest period commencing on June 15, 2011, we will pay additional contingent interest during a six-month period if the average trading price of the CODES during the five consecutive trading days ending on the second trading day immediately preceding the first day of the six-month period equals 120% or more of the principal amount of the CODES. The CODES will mature on June 15, 2024.

Each holder of CODES may require us, subject to certain conditions, to repurchase for cash all or any portion of that holder’s CODES on June 15, 2011, June 15, 2016 and June 15, 2021 at a repurchase price equal to 100% of the principal amount of such CODES plus accrued and unpaid interest (including contingent interest and additional amounts, if any). In addition, upon a change of control, in certain circumstances, each holder may require us to repurchase for cash all or any portion of that holder’s CODES at that same purchase price.

The CODES may be redeemed at our option on or after June 20, 2011 for cash as a whole at any time, or from time to time in part, at a repurchase price equal to 100% of the principal amount of such CODES plus accrued and unpaid interest (including contingent interest and additional amounts, if any).

The CODES are our general unsecured obligations and are subordinated to all our existing and future senior indebtedness. The CODES are structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of our existing and future subsidiaries.

The CODES are not listed on any securities exchange or automated quotation system. Our common stock is listed on the Nasdaq National Market under the symbol “CSGS.” The last reported price of our common stock on January 26, 2005 was $17.93 per share.

Investing in these securities involves certain risks. See “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 26, 2005

You should rely only on the information contained in or incorporated by reference in this prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. We are not, and the selling securityholders are not, making an offer to sell these securities in any state where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus. The terms “CSG Systems,” “we,” “us,” and “our” refer to CSG Systems International, Inc. and its subsidiaries, except where the context otherwise requires or as otherwise indicated.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration or continuous offering process. Under this shelf process, selling securityholders may from time to time sell the securities described in this prospectus in one or more offerings.

Each time a selling securityholder sells securities, the selling securityholders are required to provide you with a prospectus containing specific information about the selling securityholder. You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read on the SEC web site or at the SEC office mentioned under the heading “Where You Can Find More Information.”

This prospectus contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of certain documents referred to herein will be made available to prospective investors upon request to us.

FORWARD-LOOKING STATEMENTS

Certain information contained in this prospectus or incorporated in this prospectus by reference includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements relate to, without limitation, our future financial condition, economic performance, plans and objectives for future operations and projections of revenue and other financial items. In addition, we and our representatives may from time to time make written or oral forward-looking statements, including statements contained in filings with the Securities and Exchange Commission and in our reports to shareholders. Forward-looking statements generally can be identified by the use of words such as “may,” “will,” “should,” “expect,” “believe,” “anticipate,” “estimate,” “continue” or comparable terminology. Forward-looking statements involve certain risks and uncertainties, many of which are beyond our ability to control or predict with accuracy and some of which we might not even anticipate. These risks and uncertainties may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied in the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, we can give no assurance that our expectations will be achieved. In addition, these forward-looking statements are qualified in their entirety by the cautionary statements and the “Risk Factors” that appear elsewhere in this prospectus or in information incorporated by reference herein. Important factors that may affect our expectations include, among other things:

•	the economic state of the global telecommunications industry, including the cable television and satellite industries;

•	the loss of a significant client, significant contract or the loss or material reduction in significant business from a client;

•	changes in demand for our primary products and services;

•	changes in technology in our industry and in the industries we serve;

•	consolidation of the global telecommunications industry;

•	difficulties in completing complex implementation projects;

•	the availability and security of the computer systems and telecommunications networks (including the Internet) on which our products and services depend;

•	changes in competitive condition in our industry;

•	changes in the political, social and economic conditions in the countries in which we operate;

•	the consequences of potential terrorist activities and the responses of the United States and other countries to such activities; and

•	other factors beyond our control.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof or in the case of statements incorporated by reference, on the date of the document incorporated by reference. Except to the extent required by applicable law or regulation, we undertake no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RISK FACTORS

Before investing in our CODES or common stock, you should carefully consider the following risk factors as well as other information contained or incorporated by reference in this prospectus.

Risks Relating to Our Business

We derive a significant portion of our revenues from Comcast and Echostar, and the loss of their business would materially adversely affect our financial condition and results of operations.

We generate approximately one-third of our total consolidated revenues from our two largest clients, Comcast and Echostar. We expect to continue to generate a significant percentage of our future revenues from Comcast and Echostar. Concentration of a large percentage of total revenues with a limited number of clients imposes certain risks to our business. Our financial condition and results of operations (including possible impairment, or significant acceleration of the amortization of client contracts intangible assets) could be materially adversely affected by:

•	Comcast’s or Echostar’s termination of or failure to renew their contracts with us, in whole or in part for any reason; or

•	a significant reduction in the number of Comcast or Echostar customers processed on our system.

We recently renewed our contract with Echostar. However, such contract expires in 2006, and there is no assurance that such contract will be renewed on terms satisfactory to us, or at all.

Our industry is highly competitive, and the possibility that a major client may move all or a portion of its customers to a competitor has increased. While our clients may incur some costs in switching to our competitors, they may do so for a variety of reasons, including if we do not maintain favorable relationships, do not provide satisfactory services and products, or for reasons associated with price. Our new contract with Comcast, executed in March 2004, or the Comcast Contract, contains provisions establishing annual financial minimums for 2004, 2005 and 2006, which we currently expect to exceed based on the current number of customers on our system. Under the terms of the Comcast Contract, which does not include exclusivity for us, Comcast could remove one or more regions from or significantly reduce the number of customers on our system without automatically incurring a financial penalty. We have been working, particularly since the arbitration ruling with Comcast, towards creating a favorable relationship with Comcast and the different Comcast regions we service. However, there can be no assurance that we can achieve or maintain that relationship with Comcast or that Comcast will not move customers for any particular region to a competitor’s system.

Our Broadband Division, which accounts for a substantial portion of our revenues, is dependent on the U.S. cable television and satellite industries.

The Broadband Division generates its revenues by providing products and services to the U.S. and Canadian cable television and satellite industries. Although our dependence on these industries has been lessened by earning additional revenues outside the U.S. as a result of the Kenan Business acquisition, revenues from the U.S. cable television and satellite industries are still expected to provide a large percentage of our, and substantially all of the Broadband Division’s, total revenues in the foreseeable future. A decrease in the number of customers served by our clients, loss of business due to non-renewal of client contracts, industry and client consolidations, movement of customers from our systems to another vendor’s system as a result of regionalization strategies by our clients, and/or changing consumer demand for services could have a material adverse effect on our results of operations. There can be no assurance that new entrants into the video market will become our clients. Also, there can be no assurance that video providers will be successful in expanding into other segments of the converging telecommunications industry. Even if major forays into new markets are successful, we may be unable to meet the special billing and customer care needs of that market.

Variability of our quarterly revenues and our failure to meet revenue and earnings expectations would negatively affect the market price for our common stock and the CODES.

Variability in quarterly revenues and operating results are inherent characteristics of the software and professional services industries. Common causes of a failure to meet revenue and operating expectations in these industries include, among others:

•	the inability to close and/or recognize revenue on one or more material software transactions that may have been anticipated by management in any particular period;

•	the inability to timely renew one or more material software maintenance agreements, or renewing such agreements at lower rates than anticipated; and

•	the inability to timely and successfully complete an implementation project and meet client expectations, due to factors discussed in greater detail below.

We expect software license, software maintenance services, and professional services revenues to become an increasingly larger percentage of our total revenues in the future. Consequently, as our total revenues grow, so too does the risk associated with meeting financial expectations for revenues derived from our software licenses, software maintenance services, and professional services offerings. As a result, there is a proportionately increased likelihood that we may fail to meet revenue and earnings expectations of the analyst community. Should we fail to meet analyst expectations, by even a relatively small amount, it would most likely have a disproportionately negative impact upon the market price for our common stock and the CODES.

We face significant competition in our industry.

The market for our products and services is highly competitive. We directly compete with both independent providers of products and services and in-house systems developed by existing and potential clients. In addition, some independent providers are entering into strategic alliances with other independent providers, resulting in either new competitors, or competitors with greater resources. Many of our current and potential competitors have significantly greater financial, marketing, technical, and other competitive resources than our company, many with significant and well-established international operations. There can be no assurance that we will be able to compete successfully with our existing competitors or with new competitors.

Our inability to timely and successfully complete a complex implementation project and meet client expectations could have a material adverse effect on our financial condition and results of operations.

Our GSS Division provides a variety of implementation services in conjunction with its software arrangements. The nature of the efforts required to complete the implementations can range from relatively short and noncomplex projects to long and complex projects. These implementation projects typically range from six to twelve months in length, but can be longer or shorter depending upon the specifics of the project. The length and complexity of an individual project is dependent upon many factors including, but not limited to, the following:

•	the level of software customization, if any, required in the implementation;

•	the complexity of the client’s business, and the client’s intended use of our products and services to address their business needs;

•	whether the project includes multiple software product implementations or services;

•	the extent of efforts required to integrate our products with the client’s other computer systems and business processes;

•	the amount and type of data that is required to be converted from the client’s old application system to the newly implemented system;

•	the geographic location of the implementation project;

•	whether the arrangement includes additional vendors participating in the overall project, including, but not limited to, prime and subcontractor relationships with our company; and

•	the responsibility we have assumed for the overall project completion.

For example, from time to time we may assume a prime contractor (or prime integrator) role in a project in addition to our software implementation responsibilities. Prime contractor roles are inherently more difficult and/or complex as we take on the additional responsibility of managing other vendors as part of the project.

Lengthy and/or complex projects carry a greater degree of business risk than those projects that are short and/or noncomplex in nature. Our inability to timely and successfully complete a project and meet client expectations could have a material adverse effect on our financial condition and results of operations by impacting:

•	the amount and timing of revenue recognition. We generally account for our software implementation projects using the percentage-of-completion, or POC, method of accounting, and account for our fixed-price, long-term professional services projects using the proportional performance method, which results in revenue recognition that is generally consistent with the POC method of accounting. We apply various judgments and estimates in following these accounting methods, the primary one being the determination of the estimated effort required to complete a project. Significant increases between quarters in the total estimated effort required to complete a project accounted for in this manner can result in a reduction in anticipated quarterly revenues, and possibly, the reversal of previously recognized revenue;

•	the overall profitability of a project. Many of our projects are priced on a fixed-fee basis or the amount of fees that can be billed on a time-and-materials basis is capped. As a result, unexpected costs and/or delays can result in the projects being less profitable than originally anticipated or even unprofitable (i.e., a loss contract). In addition, our products may be considered mission critical customer management systems by our clients. As a result, an arrangement may include penalties and/or potential damages for our failure to perform under the agreed-upon terms of the arrangement; and/or

•	the timing of invoicing and/or collection of arrangement fees. Our ability to invoice and collect arrangement fees may be dependent upon our meeting certain contractual milestones, or may be dependent on the overall project status in certain situations in which we act as a subcontractor to another vendor on a project. As a result, the status of and/or delays in a project can impact the timing of invoicing and collection of our arrangement fees.

Our business is dependent upon the economic condition of the global telecommunications industry.

Beginning in early 2001, the economic state of the global telecommunications industry deteriorated. This trend continued into 2003. During this time frame, many companies operating within this industry publicly reported decreased revenues and earnings, and several companies filed for bankruptcy protection. Most telecommunications companies reduced their operating costs and capital expenditures to cope with the market condition during these times. Since our clients operate within this industry sector, the economic state of this industry directly impacts our business, potentially limiting the amount of money spent on customer care and billing products and services, as well as increasing the likelihood of uncollectible accounts receivable and lengthening the cash collection cycle.

Recent public reports, as well as our recent experiences with our client base, are providing signs of economic improvement within this industry sector. However, the public reports are mixed as to whether the recovery is real and whether the recovery is sustainable. If a turnaround in market conditions occurs, it will likely be slow, and a full, sustained recovery, if it occurs at all, may take several years. Since a significant amount of our GSS Division’s business comes from international sources within this industry sector, the pace at which the market recovers presents a significant risk to our ability to timely collect our accounts receivable, maintain profitability, and grow this segment of our business.

Our international operations subject us to additional risks.

We currently conduct a significant amount of our business outside the United States. We are subject to certain risks associated with operating internationally including:

•	difficulties with product development meeting local requirements;

•	fluctuations in foreign currency exchange rates for which a natural or purchased hedge does not exist or is ineffective;

•	longer collection cycles for client billings or accounts receivable, as well as heightened client collection risks, especially in countries with highly inflationary economies and/or with restrictions on the movement of cash out of the country;

•	compliance with laws and regulations related to the collection, use, and disclosure of certain personal information relating to clients’ customers, such as privacy laws, that are more strict than those currently in force in the United States;

•	reduced protection for intellectual property rights in some countries;

•	inability to recover value added taxes and/or goods and services taxes in foreign jurisdictions; and

•	a potential adverse impact to our overall effective income tax rate resulting from, among other things:

•	operations in foreign countries with higher tax rates than the United States;

•	the inability to utilize certain foreign tax credits; and

•	the inability to utilize some or all of losses generated in one or more foreign countries.

Substantial impairment of the GSS Division’s goodwill and other intangible assets in the future may be possible.

As of September 30, 2004, there was approximately $30 million in net intangible assets (primarily software) and approximately $217 million of goodwill that was attributable to the GSS Division, which included the assets from the Kenan Business, ICMS, Davinci, and plaNet acquisitions. Key drivers of the value assigned to these acquisitions are the global telecommunications industry client base and the software assets acquired. We performed our annual GSS Division goodwill impairment test as of July 31, 2004, and also performed certain financial analyses of the GSS Division’s other long-lived intangible assets at that time as well, and concluded that no impairment of the GSS Division’s goodwill or other long-lived intangible assets had occurred at that time. As of September 30, 2004, we concluded that no events or changes in circumstances have occurred since that time to warrant an impairment assessment of the GSS Division’s goodwill and/or other long-lived intangible assets. We will continue to monitor the carrying value of these assets during the period of economic recovery for the telecommunications industry and will perform the next scheduled GSS Division annual goodwill impairment testing in the third quarter of 2005. If the current economic conditions take longer to recover than anticipated, it is reasonably possible that a review for impairment of the GSS Division’s goodwill and/or related long-lived intangible assets in the future may indicate that these assets are impaired, and the amount of impairment could be substantial.

A reduction in demand for our key customer care and billing products and services could have a material adverse effect on our financial condition and results of operations.

Historically, a substantial percentage of our total revenues have been generated from our core service bureau processing product, CSG CCS/BP, or CCS, and related services. These CCS products and services are expected to provide a large percentage of our, and most of the Broadband Division’s, total revenues in the foreseeable future.

Historically, a substantial percentage of the GSS Division’s revenues have been generated from its core customer care and billing system product, CSG Kenan FX (formerly CSG Kenan/BP), and associated software maintenance services and professional services. CSG Kenan FX software licenses and related software maintenance services and professional services are expected to provide a large percentage of the GSS Division’s total revenues in the foreseeable future.

Any reduction in demand for CCS and/or CSG Kenan FX and related services discussed above could have a material adverse effect on our financial condition and results of operations, including possible impairments to related goodwill and other intangible assets.

Client bankruptcies could adversely affect our business, and any accounting reserves we have established may not be sufficient.

The economic state of the telecommunications industry increases the risk of our clients filing for bankruptcy protection. Indeed, certain of our clients have filed for bankruptcy protection, with Adelphia Communications representing the largest one for us. Companies involved in bankruptcy proceedings pose greater financial risks to us, consisting principally of possible claims of preferential payments for certain amounts paid to us prior to the bankruptcy filing date, as well as increased collectibility risk for accounts receivable, particularly those accounts receivable that relate to periods prior to the bankruptcy filing date. We consider such risks in assessing our revenue recognition and the collectibility of accounts receivable related to our clients that have filed for bankruptcy protection. We establish accounting reserves for our estimated exposure on these items. However, there can be no assurance that our accounting reserves related to these items are adequate. Should any of the factors considered in determining the adequacy of the overall reserves change adversely, an adjustment to the provision for doubtful account receivables may be necessary. Because of the potential significance of these items, such an adjustment could be material.

We may incur additional material restructuring charges in the future.

Since the third quarter of 2002, we have recorded restructuring charges related to involuntary employee terminations and various facility abandonments. The accounting for facility abandonments requires significant judgments in determining the restructuring charges, primarily related to the assumptions regarding the timing and the amount of any potential sublease arrangements for the abandoned facilities, and the discount rates used to determine the present value of the liabilities. We continually evaluate these assumptions, and adjust the related facility abandonment reserves based on the revised assumptions at that time. Moreover, we continually evaluate ways to reduce our operating expenses through restructuring opportunities, including the utilization of our workforce and current operating facilities. As a result, there is a reasonable possibility that we may incur additional material restructuring charges in the future.

We may not be able to respond to the rapid technological changes in our industry.

The market for customer care and billing systems is characterized by rapid changes in technology and is highly competitive with respect to the need for timely product innovations and new product introductions. In particular, the Broadband Division recently completed its architectural upgrade to CCS and related services and software products to further support convergent broadband services including cross-service bundling, convergent order entry and advanced service provisioning capabilities. We have migrated several clients to the new platform. CCS’s advanced convergent solution is expected to be the Broadband Division’s next generation product offering.

In addition, during late 2003, we introduced CSG Kenan FX, which combined certain software technologies we had previously developed with the best of the CSG Kenan/BP product family. CSG Kenan FX was the result of an 18-month research and development project that resulted in a business framework consisting of pre-integrated products and modules that make services available via a common middle layer. CSG Kenan FX is expected to be the GSS Division’s primary product offering in future periods.

We believe that our future success in sustaining and growing our revenues depends upon continued market acceptance of our current products, including CCS and CSG Kenan FX, and our ability to continuously adapt, modify, maintain, and operate our products to address the increasingly complex and evolving needs of our clients, without sacrificing the reliability or quality of the products. As a result, substantial research and development will be required to maintain the competitiveness of our products and services in the market. Technical problems may arise in developing, maintaining and operating our products and services as the complexities are increased. Development projects can be lengthy and costly, and are subject to changing requirements, programming difficulties, a shortage of qualified personnel, and unforeseen factors which can result in delays. In addition, we may be responsible for the implementation of new products, and depending upon the specific product, may also be responsible for operations of the product. There is an inherent risk in the successful implementation and operations of these products as the technological complexities increase. There can be no assurance:

•	of continued market acceptance of our current products;

•	that we will be successful in the timely development of product enhancements or new products that respond to technological advances or changing client needs; or

•	that we will be successful in supporting the implementation and/or operations of product enhancements or new products.

See “—Our inability to timely and successfully complete a complex implementation project and meet client expectations could have a material adverse effect on our financial condition and results of operations” for additional risks related to implementation projects.

The consolidation of the global telecommunications industry may have a material adverse effect on our results of operations.

The global telecommunications industry is undergoing significant ownership changes at an accelerated pace. One facet of these changes is that telecommunications service providers are consolidating, decreasing the potential number of buyers for our products and services. Such client consolidations carry with them the inherent risk that the consolidators may choose to move their purchased customers to a competitor’s system. In addition, consolidation in the global telecommunications industry may put at risk our ability to leverage our existing relationships. Should this consolidation result in a concentration of customer accounts being owned by companies with whom we do not have a relationship, or with whom competitors are entrenched, it could negatively affect our ability to maintain or expand our market share, thereby having a material adverse effect to our results of operations.

Failure to attract and retain our key management and other highly skilled personnel could have a material adverse effect on our business.

Our future success depends in large part on the continued service of our key management, sales, product development, and operational personnel. We are particularly dependent on our executive officers. We believe that our future success also depends on our ability to attract and retain highly skilled technical, managerial, operational, and marketing personnel, including, in particular, personnel in the areas of research and development and technical support. Competition for qualified personnel at times can be intense, particularly in the areas of research and development, conversions, software implementations, and technical support, especially now that market conditions are improving and the demand for such talent is increasing. In addition, our restructuring activities adversely impact our workforce as a result of involuntary terminations of employees and may adversely impact our ability to retain key personnel and recruit new employees when there is a need. For these reasons, we may not be successful in attracting and retaining the personnel we require, which could have a material adverse effect on our ability to meet our commitments and new product delivery objectives.

Failure to protect our proprietary intellectual property rights could have a material adverse effect on our financial condition and results of operations.

We rely on a combination of trade secret and copyright laws, nondisclosure agreements, and other contractual and technical measures to protect our proprietary rights in our products. We also hold a limited number of patents on some of our newer products, but do not rely upon patents as a primary means of protecting our rights in our intellectual property. There can be no assurance that these provisions will be adequate to protect our proprietary rights. Although we believe that our intellectual property rights do not infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against us or our clients.

Historically, the vast majority of our revenue has come from domestic sources, limiting the need to develop a strong international intellectual property protection program. With the Kenan Business acquisition, we have clients using our products in many countries. As a result, we need to continually assess whether there is any risk to our intellectual property rights in many countries throughout the world. Should these risks be improperly assessed or if for any reason should our right to develop, produce and distribute our products anywhere in the world be successfully challenged or be significantly curtailed, it could have a material adverse effect on our financial condition and results of operations.

The delivery of our products and services is dependent on a variety of mainframe and distributed system computing environments and telecommunications networks, which may not be available or may be subject to security attacks.

The delivery of our products and services is dependent on a variety of mainframe and distributed system computing environments, which we will collectively refer to herein as “systems.” We provide such computing environments through both out-sourced arrangements, such as our data processing arrangement with First Data Corporation, as well as internally operating numerous distributed servers in geographically dispersed environments. The end users are connected to our systems through a variety of public and private telecommunications networks, which we will collectively refer to herein as “networks,” and are highly dependent upon the continued availability and uncompromised security of our networks and systems to conduct their business operations. Our networks and systems are subject to the risk of failure as a result of human and machine error, acts of nature and intentional, unauthorized attacks from computer “hackers.” Security attacks on distributed systems throughout the industry are more prevalent than on mainframe systems due to the open nature of those computer systems. In addition, we continue to expand our use of the Internet with our product offerings thereby permitting, for example, our clients’ customers to use the Internet to review account balances, order services or execute similar account management functions. Opening up our networks and systems to permit access via the Internet increases their vulnerability to unauthorized access and corruption, as well as increasing the dependency of the systems’ reliability on the availability and performance of the Internet’s infrastructure. As a means to mitigate certain risks in this area of our business, we have implemented a business continuity plan, and test certain aspects of this plan on a periodic basis. In addition, we have implemented a security program utilizing ISO 17799 as a guideline, and periodically undergo a security review of our systems by independent parties, and have implemented a plan intended to mitigate the risk of an unauthorized access to the networks and systems, including network firewalls, procedural controls, intrusion detection systems and antivirus applications.

The method, manner, cause and timing of an extended interruption or outage in our networks or systems are impossible to predict. As a result, there can be no assurances that our networks and systems will not fail, or that our business continuity plans will adequately mitigate any damages incurred as a consequence. Should our networks or systems experience an extended interruption or outage, have their security compromised or data lost or corrupted, it would impede our ability to meet product and service delivery obligations, and likely have an immediate impact to the business operations of our clients. This would most likely result in an immediate loss to us of revenue or increase in expense, as well as damaging our reputation. Any of these events could have both an immediate, negative impact upon our financial condition and our short-term revenue and profit expectations, as well as our long-term ability to attract and retain new clients.

Risks Relating to the CODES and the Common Stock into which the CODES are Convertible

Servicing the CODES will require a significant amount of cash, and our ability to generate sufficient cash depends on many factors, some of which are beyond our control.

Our ability to make payments on the CODES, our existing obligations and debt we may incur in the future depends on our ability to generate cash. Our ability to do so is, to some extent, subject to economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our business may not generate sufficient cash from operations, or we may not have future access to sufficient capital, to enable us to pay our debt, including the CODES, or to fund other liquidity needs. If we fail to generate sufficient cash from operations in the future to service our debt, we could be required to:

•	seek additional financing in the debt or equity markets;

•	refinance or restructure all or a portion of our debt, including the CODES;

•	sell selected assets; or

•	reduce or delay planned expenditures.

Taking these measures may not enable us to service our debt. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms, if at all. Any inability to generate sufficient cash or raise capital on favorable terms could have a material adverse effect on our financial condition and on our ability to make payments on the CODES.

We may incur additional debt ranking senior to, or pari passu with, the CODES.

As of September 30, 2004, we had no senior indebtedness outstanding. The indenture governing the CODES does not contain any financial or operating covenants that would limit us or our subsidiaries from incurring additional debt or other liabilities (including additional senior debt), pledging assets to secure such debt or liabilities, paying dividends, issuing securities or repurchasing securities issued by us or any of our subsidiaries. We may incur additional debt in the future.

Any increase in our leverage could have significant negative consequences, including:

•	increasing our vulnerability to competitive pressures and any adverse economic and industry conditions;

•	limiting our ability to obtain additional financings;

•	limiting our ability to make acquisitions;

•	requiring the dedication of substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes, including capital expenditures;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we compete;

•	adversely affecting our ability to pay our obligations under the CODES; and

•	placing us at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

Our ability to satisfy our future obligations, including debt service on the CODES, depends on our future operating performance and on economic, financial, competitive and other factors beyond our control. Our business may not generate sufficient cash flow to meet these obligations or to successfully execute our business strategy. If we are unable to service our debt and fund our business, we may be forced to reduce or delay capital expenditures, seek additional financing or equity capital, restructure or refinance our debt or sell assets. We cannot assure you that we would be able to obtain additional financing or refinance existing debt or sell assets on terms acceptable to us or at all.

Your right to receive payments under the CODES is junior to our senior debt and certain future borrowings.

The CODES are subordinated unsecured obligations of CSG and will be junior to any senior debt and all of our future borrowings other than our trade payables and any future debt that expressly provides that it ranks pari passu with, or is subordinated in right of payment to, the CODES. As of September 30, 2004, we had no senior indebtedness outstanding. We may incur substantial additional liabilities in the future.

As a result of the subordination of the CODES, upon any distribution to our creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to us or our property, the holders of our senior debt will be entitled to be paid in full in cash before any payment may be made with respect to the CODES. Because the indenture for the CODES requires that amounts otherwise payable to holders of the CODES in such a proceeding be paid to holders of senior debt instead, holders of the CODES may receive less, ratably, than holders of trade payables, as well as holders of senior debt, in any such proceeding.

Your right to receive payments under the CODES is structurally subordinated to the existing and future liabilities of our subsidiaries.

Our subsidiaries have not guaranteed the CODES and the CODES are not secured by any assets of our subsidiaries. Accordingly, the CODES are structurally subordinated to all existing and future liabilities of our subsidiaries. Those liabilities may include indebtedness, trade payables, guarantees (including existing guarantees of our senior secured credit facility) and lease obligations. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. Our subsidiaries have no obligation to pay any amounts due on the CODES or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. As of September 30, 2004, the aggregate liabilities of our subsidiaries, excluding intercompany obligations, were approximately $153.0 million. Our subsidiaries may incur substantial additional liabilities in the future.

We may not have the ability to raise the funds necessary to repurchase the CODES as provided in the indenture.

Holders have the right to require us to purchase for cash all or a portion of their CODES either following a change in control or on one of three specified repurchase dates. We will also be required to make cash payments on the CODES at their maturity. We expect to fund any such obligation using our available cash, cash generated from our operations or cash from other sources, including borrowings or sales of assets or equity. However, it is possible that we will not have sufficient funds at those times to make any required purchase of CODES, and that we will not be able to arrange financing to pay the repurchase price in cash. Our failure to repurchase the CODES would constitute an event of default under the indenture, which default might also constitute a default under the terms of our other debt.

In addition, any of our future debt agreements may restrict our ability to repurchase the CODES, or may require us to make similar repurchases or repayments of other debt simultaneous with a repurchase of the CODES. If the holders of the CODES exercise their right to require us to repurchase all or a substantial portion of the CODES on a repurchase date or in connection with a change in control, either the financial effect of that repurchase or the exercise of that right itself could cause a default under that other debt.

The change in control purchase feature of the CODES may make more difficult or discourage a takeover proposal or a removal of incumbent management that would otherwise be beneficial to holders of our common stock.

Your right to require us to repurchase the CODES upon the occurrence of a change in control could, in certain circumstances, make more difficult or discourage a potential takeover or a removal of incumbent management that would otherwise benefit the holders of our common stock because we (or our successor) may not have sufficient cash available to satisfy this repurchase obligation.

The Indenture under which the CODES are issued does not contain restrictive covenants, and there is limited protection in the event of a change in control.

The indenture under which the CODES are issued does not contain restrictive covenants that would protect you from several kinds of transactions that may adversely affect you. In particular, the indenture does not contain covenants that limit our ability or the ability of our subsidiaries to pay dividends or make distributions on or redeem our capital stock or limit our ability to incur additional indebtedness and, therefore, will not protect you in the event of a highly leveraged transaction or other similar transaction. In addition, the requirement that we offer to repurchase the CODES upon a change in control is limited to the transactions specified in the definition of a “change in control” under “Description of the CODES—Repurchase at Option of Holders—Change in Control.” Accordingly, we could enter into certain transactions, such as acquisitions, refinancings or a recapitalization, that could affect our capital structure and the value of our common stock but would not constitute a change in control.

Because the CODES will be subject to the special Treasury regulations governing contingent payment debt instruments, the amount of interest required to be included in income by you will exceed the interest actually paid on the CODES and any gain and certain losses on the sale, purchase at your option, exchange, conversion or redemption will be treated as ordinary in character.

For United States federal income tax purposes, the CODES are treated as indebtedness subject to the special Treasury regulations governing contingent payment debt instruments, which we refer to as the contingent debt regulations.

Pursuant to the contingent debt regulations, you will generally be required to accrue interest income at a constant rate of 9.09% per year (subject to certain adjustments), compounded semi-annually, which represents the estimated yield on comparable non-contingent, non-convertible, fixed rate debt instruments with terms and conditions otherwise similar to the CODES. The amount of interest required to be included by you in income for each year generally will exceed the amount of interest paid on the CODES. Specifically, regardless of your method of accounting for U.S. federal income tax purposes, the amount of interest you will be required to include in income in a year will be in excess of the payments and accruals on the CODES for non-tax purposes (i.e., in excess of the stated, semi-annual regular interest payments and accruals and any contingent interest payments) in that year.

You will recognize gain or loss on the sale, purchase by us at your option, exchange, conversion or redemption of a CODES in an amount equal to the difference between the amount realized, including the fair market value of any of our common stock received, and your adjusted tax basis in the CODES. Any gain recognized on the sale, purchase by us at your option, exchange, conversion or redemption of a CODES will be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter will be treated as capital loss.

You may in certain situations be deemed to have received a distribution subject to U.S. federal income tax as a dividend in the event of a taxable dividend distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. For Non-U.S. Holders (as defined herein) this deemed distribution may be subject to U.S. federal withholding requirements.

A discussion of the United States federal income tax consequences of ownership of the CODES is contained in this registration statement under the heading “Material United States Federal Income Tax Considerations.” You are strongly urged to consult your tax advisor as to the federal, state, local or other tax consequences of acquiring, owning, and disposing of the CODES.

No public trading market for the CODES exists.

The CODES are a new issue of securities for which there is currently no public market. If the CODES are traded after their initial issuance, they may trade at a discount from their issue price plus accrued original issue discount, depending on prevailing interest rates, the market for similar securities, the price of our common stock, our performance and other factors. In addition, we do not know whether an active trading market will develop for the CODES. Certain of the initial purchasers have informed us that they intend to make a market in the CODES after this offering is complete. However, they may discontinue their market-making activities at any time. To the extent that an active trading market does not develop, the price at which you may be able to sell the CODES, if at all, may be less than the price you pay for them in this offering.

Although this shelf registration statement permits the resale of the CODES and the shares of common stock into which the CODES are convertible by the holders, this registration statement may not be available to holders at all times or for all purposes. If this registration statement does not remain effective, the liquidity and price of the CODES and the shares of common stock into which the CODES are convertible would be adversely affected. In addition, selling securityholders may be subject to liability under the Securities Act in connection with any material misstatements or omissions contained in this registration statement.

Because the CODES are represented by global securities registered in the name of a depositary, you are not a “holder” under the indenture and your ability to transfer or pledge the CODES could be limited.

The CODES are represented by one or more global securities registered in the name of Cede & Co., as nominee for The Depository Trust Company, or DTC. Except in the limited circumstances described in this prospectus, owners of beneficial interests in the global securities will not be entitled to receive physical delivery of CODES in certificated form and will not be considered “holders” of the CODES under the indenture for any purpose. Instead, owners must rely on the procedures of DTC and its participants to protect their interests under the indenture and to transfer their interests in the CODES. Your ability to pledge your interest in the CODES to persons or entities that do not participate in the DTC system may also be adversely affected by the lack of a certificate.

Fluctuations in the value of our common stock, whether as a result of our operating results, market fluctuations, future sales of our capital stock or equity-linked securities or other factors, could adversely affect the trading price of our common stock and of the CODES.

The price of our common stock on the Nasdaq National Market changes from time to time. We expect that the market price of our common stock will continue to fluctuate as a result of a variety of economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond our control. Because the CODES are convertible into shares of our common stock, price fluctuations in our common stock could have a similar effect on the trading price of the CODES. Holders who have converted their CODES into shares of common stock will also be subject to the risk of such price fluctuations.

In addition, the terms of the CODES do not restrict us from issuing additional shares of common stock or shares of preferred stock, or securities convertible into shares of common stock or preferred stock, so long as the CODES are outstanding. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption or liquidation or other rights superior to those of holders of our common stock. Any such future sales could have an adverse effect on the trading price of our common stock or the CODES. See “Description of Capital Stock.”

The contingent conversion feature of the CODES could result in your not being entitled to convert a CODES when our common stock is trading at a price above the effective conversion price of the CODES.

The CODES are convertible into shares of our common stock only if specific conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your CODES, even though our common stock may be trading at a price above the effective conversion price of the CODES. In such a circumstance, you may not be able to receive the value of the common stock into which the CODES would otherwise be convertible.

A change in the accounting rules relating to how the CODES impact the computation of our diluted earnings per share may cause us to report significant dilution in our diluted earnings per share.

Under the then-existing application of GAAP at the time of the original issuance of the CODES, the CODES would not be included within the computation of diluted earnings per share until the period in which one of the contingent conversion features had been met. However, in September 2004, the Emerging Issues Task Force, or EITF, of the Financial Accounting Standards Board, or FASB, reached a final consensus decision on Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share.” In October 2004, the EITF’s consensus decision was ratified by the FASB, and EITF 04-8 became effective during the fourth quarter of 2004. The EITF’s consensus decision states that shares to be potentially issued under contingently convertible instruments should be included in diluted earnings per share (if dilutive) regardless of whether any of the contingent conversion features have been met.

In December 2004, we made an irrevocable election, prior to the effectiveness of EITF 04-8, to settle in cash 100% of the principal amount of the CODES converted after the date of the election, which requires us to calculate dilution for the CODES using the “treasury stock” method in periods in which our average stock price exceeds the current effective conversion price of $26.77 per share. See “Description of CODES—Settlement upon Conversion—(3) Conversion after irrevocable election to pay in cash” for further information on this election. Under the treasury stock method, we had no reduction in our previously reported diluted earnings per share in the second and third quarters of 2004, as our average stock price did not exceed the effective conversion price of $26.77 per share during these periods. In addition, going forward, the CODES would impact our diluted earnings per share only in those periods in which our average stock price exceeds the current effective conversion price of $26.77 per share.

If you hold CODES, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold CODES, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your CODES. For example, in the event that an amendment is proposed to our restated certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or rights of our common stock.

The conversion rate of the CODES may not be adjusted for all dilutive events that may occur.

The conversion rate of the CODES is subject to adjustment for certain events including, but not limited to, the issuance of stock dividends on our common shares, certain distributions of assets, debt securities, capital stock or cash to shareholders and certain issuer tender or exchange offers as described under “Description of the CODES—Conversion Rate Adjustments.” The conversion rate will not, however, be adjusted for other events that may occur, such as an issuance of shares of common stock for cash or a third-party tender offer, that may adversely affect the trading price of the CODES or the common shares.

Conversion of the CODES will dilute the ownership interest of existing stockholders.

If we elect to settle a conversion of the CODES in shares of our common stock, the conversion of CODES into shares of our common stock will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon conversion of the CODES could adversely affect prevailing market prices of our common stock. In addition, the existence of the CODES may encourage short selling by market participants due to this dilution or to facilitate trading strategies involving CODES and common stock.

Certain provisions of Delaware law, our restated certificate of incorporation and by-laws could hinder, delay or prevent changes in control.

Certain provisions of Delaware law, our restated certificate of incorporation and our by-laws have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change in control. These provisions include the following:

Special Meetings. According to our by-laws, special meetings of stockholders may be called only by our board of directors, the chairman of our board of directors or our president.

Staggered Board. Our board of directors is divided into three classes, each of whose members will serve for a term of three years, with the members of one class being elected each year.

Removal of Directors. Directors may be removed by the stockholders only for cause, and only by the affirmative vote of the holders of at least 75% of the voting power of all outstanding shares of our capital stock entitled to vote in an election of directors, voting as a single class.

Advance Notice Provisions for Stockholder Nominations and Proposals. Our restated certificate of incorporation and by-laws require advance written notice for stockholders to nominate persons for election as directors at, or to bring other business before, any meeting of stockholders. This provision limits the ability of stockholders to make nominations of persons for election as directors or to introduce other proposals unless we are notified in a timely manner prior to the meeting.

Preferred Stock. Under our restated certificate of incorporation, our board of directors has authority to issue preferred stock from time to time in one or more series and to establish the terms, preferences and rights of any such series of preferred stock, all without approval of our stockholders.

Delaware Business Combinations. We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, restricts certain transactions and business combinations between a corporation and a stockholder owning 15% or more of the corporation’s outstanding voting stock for a period of three years from the date the stockholder becomes a 15% stockholder. In addition to discouraging a third party from acquiring control of us, the foregoing provisions could impair the ability of existing stockholders to remove and replace our management and/or our board of directors.

THE COMPANY

We are a global leader in next-generation billing and customer care solutions for the cable television, direct broadcast satellite, advanced internet protocol, or IP, services, next-generation mobile, and fixed wireline markets. We were formed in October 1994 and acquired all of the outstanding stock of CSG Systems, Inc. (formerly Cable Services Group, Inc.) from First Data Corporation, or FDC, in November 1994. CSG Systems, Inc. had been a subsidiary or division of FDC from 1982 until its acquisition by us.

Our principal executive offices are located at 7887 East Belleview, Suite 1000, Englewood, Colorado 80111, and the telephone number at that address is (303) 796-2850. Our website is located at http://www.csgsystems.com. We have provided our website address as an inactive textual reference only and the information contained on our website is not a part of this prospectus. Our common stock is listed on the Nasdaq National Market under the symbol “CSGS.” We are a S&P Midcap 400 company.

PURPOSE OF THE ISSUANCE OF THE CODES

We issued the CODES to improve our underlying capital structure. We believe the CODES provide the following primary benefits to our business:

•	The CODES will reduce our debt service costs. Our previous credit facility, which was terminated concurrently with the initial issuance of the CODES, required periodic principal payments through February 2007. There are no scheduled principal payments for the CODES until their maturity in 2024, and, absent a change in control, the CODES are not subject to redemption at the option of the holders until 2011. In addition, because of the convertibility feature of the CODES (as described below under “Description of the CODES—Conversion Rights”) we were able to issue the CODES at a lower fixed interest rate than we would have otherwise paid on senior subordinated debt with a similar maturity. This will reduce the required interest payments.

•	The issuance of the CODES allowed us to fully repay and terminate outstanding indebtedness under our then-existing credit facility, which was senior to the CODES with an earlier maturity date and had restrictive covenants, which limited our flexibility in operating our business. The CODES do not have similar restrictive covenants.

•	As described below under “Description of the CODES—Conversion Rights,” we have structured the CODES as contingent convertible securities, meaning that holders are only permitted to convert their CODES upon specified contingencies. Under the then-existing application of GAAP at the time of the original issuance of the CODES, the potential dilutive impact of issuing common stock upon conversion of the CODES would be excluded from the computation of diluted earnings per share until one of the specified contingencies to conversion had been met, and would be included in the computation of diluted earnings per share only for the periods in which the CODES would be convertible under one of the specified contingencies to conversion. However, changes to the relevant accounting rules have recently been made. See “Risk Factors—Risks Relating to the CODES and the Common Stock into which the CODES are Convertible—A change in the accounting rules relating to how the CODES impact the computation of our diluted earnings per share may cause us to report significant dilution in our diluted earnings per share.”

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. Earnings is defined as income (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense (including the amortization of deferred financing costs) and the estimated interest component of rental expense.

The following table shows our consolidated ratio of earnings to fixed charges for the periods indicated:

	Year ended December 31,					Nine months ended September 30,
	1999	2000	2001	2002	2003(1)	2004(2)
Ratio of earnings to fixed charges	11.32	17.41	26.21	4.42	—	4.64

(1)	As a result of the Comcast arbitration ruling, we recognized a loss from continuing operations before income taxes for the year ended December 31, 2003. The amount of the coverage deficiency for the historical year ended December 31, 2003 was $48.5 million.
(2)	Excludes the write-off of unamortized deferred financing costs of $6.6 million resulting from the repayment of our outstanding indebtedness under our then-existing credit facility in June 2004.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the CODES or the common stock issuable upon conversion of the CODES by any selling securityholder. We used the net proceeds from the initial issuance of the CODES, along with our available cash, cash equivalents and marketable securities:

•	to fund the concurrent repurchase of approximately 2.1 million shares of our common stock from one of the initial purchasers; and

•	to repay in full our outstanding indebtedness under our now-terminated credit facility. The credit facility was terminated concurrently with the repayment.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the Nasdaq National Market under the symbol “CSGS.” The following table sets forth, for the periods indicated, the high and low sale prices for the common stock on the Nasdaq National Market, as reported by The Nasdaq Stock Market.

	High	Low

Year ended December 31, 2003
First Quarter	$15.68	$ 8.15
Second Quarter	$14.63	$ 8.31
Third Quarter	$17.29	$12.53
Fourth Quarter	$15.95	$ 8.69

Year ended December 31, 2004
First Quarter	$17.70	$12.56
Second Quarter	$21.22	$15.85
Third Quarter	$20.98	$14.02
Fourth Quarter	$19.22	$14.57

Year ending December 31, 2005
First Quarter (through January 26, 2005)	$18.93	$16.72

On January 26, 2005, the closing price of our common stock was $17.93. As of the close of business on January 1, 2005, there were 286 holders of record of our common stock.

DIVIDEND POLICY

We have never declared cash dividends on our common stock. We did, however, complete a two-for-one stock split, effected in the form of a stock dividend, in March 1999. We intend to retain any earnings to finance the growth and development of our business, and have no present intention of declaring cash dividends in the foreseeable future. Any of our future credit facilities may contain restrictions on the payment of dividends. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and other factors our board of directors deems relevant.

DESCRIPTION OF CODES

We issued the CODES under an indenture dated as of June 2, 2004, between us and Deutsche Bank Trust Company Americas, as trustee, in a private transaction that was not subject to the registration requirements of the Securities Act. The terms of the CODES include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The registration rights agreement dated as of June 2, 2004, between us and the initial purchasers of the CODES sets forth the rights holders have to require us to register their CODES with the SEC.

The following description is only a summary of the material provisions of the CODES, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the CODES. You may obtain copies of these documents from us at our address set forth under “Where You Can Find More Information.” Certain terms used in this section but not defined below have the meanings assigned to them in the indenture.

When we refer to “CSG Systems,” “we,” “our” or “us” in this section, we refer only to CSG Systems International Inc., a Delaware corporation, and not any of its current or future subsidiaries.

Brief Description of the CODES

The CODES:

•	are limited to $230,000,000 aggregate principal amount;

•	bear interest at a rate of 2.50% per year, payable semi-annually on each June 15 and December 15, beginning December 15, 2004;

•	accrue additional amounts if we fail to comply with certain obligations as set forth under “—Registration Rights”;

•	are our unsecured senior subordinated obligations, and rank:

•	junior in right of payment to all of our existing and future senior indebtedness;

•	equally in right of payment to our future indebtedness that provides such indebtedness is pari passu with the CODES; and

•	senior in right of payment to our existing and future junior subordinated indebtedness;

•	are structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of our existing and future subsidiaries;

•	are convertible into shares of our common stock, cash or any combination of shares and cash, at our election, as described below under “—Conversion Rights”;

•	are redeemable by us at our option at any time and from time to time on or after June 20, 2011 upon the terms and at the redemption price set forth below under “—Optional Redemption by CSG Systems”;

•	are subject to repurchase by us at your option upon the terms and at the repurchase price set forth below under “—Repurchase of CODES at Option of Holders”; and

•	mature on June 15, 2024, unless earlier converted, redeemed by us at our option or repurchased by us at your option.

For U.S. federal income tax purposes, the CODES will be treated as indebtedness subject to special regulations governing contingent payment debt instruments, which we refer to as the “contingent debt regulations.” Pursuant to the contingent debt regulations, a U.S. Holder (as defined under “Material United States Federal Income Tax Considerations—U.S. Holders”) will generally be required to accrue interest income on the

CODES, subject to certain adjustments, at a rate of 9.09%, compounded semiannually, regardless of whether the holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders will generally be required to include interest in taxable income in each year in excess of any interest payments (whether fixed or contingent) actually received in that year. For this purpose, a conversion of the CODES will be treated as the receipt of a contingent payment with respect to the CODES, which may produce an adjustment to a U.S. Holder’s interest accruals. Under the contingent debt regulations, gain recognized upon a sale, exchange, repurchase or redemption of a CODES will be treated as ordinary interest income; loss will be ordinary loss to the extent of interest previously included in income, and thereafter capital loss. See “Material United States Federal Income Tax Considerations.”

The indenture does not contain any financial covenants and will not restrict us, or our subsidiaries, from paying dividends, incurring additional indebtedness or issuing or repurchasing other securities. The indenture also will not protect holders in the event of a highly leveraged transaction or a change in control of our company except to the extent described below under “—Repurchase of CODES at Option of Holders—Change in Control.” The CODES are not subject to legal or covenant defeasance.

As of September 30, 2004:

•	we had no outstanding senior indebtedness;

•	we had no outstanding indebtedness ranking pari passu with the CODES; and

•	our subsidiaries had approximately $153.0 million of liabilities outstanding, excluding intercompany liabilities.

For information regarding form, denomination, registration of transfer and exchange of global CODES, see “—Form, Denomination and Registration.” You must comply with the provisions set forth below under “Notice to Investors” with respect to any sale or transfer of the CODES and our common stock issuable upon conversion of the CODES.

Payment of Interest and Principal

The CODES bear interest from June 2, 2004 at an annual rate of 2.50%.

We will pay interest semi-annually on June 15 and December 15 of each year, which we refer to as the interest payment dates, to holders of record at the close of business on the immediately preceding June 1 or December 1, respectively, beginning on December 15, 2004. If holders elect to require us to repurchase the CODES, or if we redeem the CODES, on a date that is after a record date and on or prior to the corresponding interest payment date, we will pay interest in respect of accrued and unpaid interest on the CODES being repurchased or redeemed to, but excluding, the repurchase date or the redemption date, respectively, to the holders on the corresponding record date, which may or may not be the same person to whom we will pay the repurchase or redemption price.

We may pay contingent interest on the CODES under the circumstances described under “—Contingent Interest.” We may also pay additional amounts on the CODES under the circumstances described under “—Registration Rights.”

Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the initial issue date.

If any interest payment date (other than an interest payment date coinciding with the stated maturity date or earlier redemption date or repurchase date) of a CODES falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day. If the stated maturity date, redemption date or repurchase date of a CODES would fall on a day that is not a business day, the required payment of interest, if any, and principal will be made on the next succeeding business day and no interest on such payment will accrue for the period from and after the stated maturity date, redemption date or purchase date to such next succeeding business day. The term “business day” means, with respect to any CODES, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Interest will cease to accrue on a CODES upon its maturity, conversion, redemption by us at our option or repurchase by us at your option.

Unless previously converted, redeemed by us at our option or repurchased by us at your option, we will pay interest (including contingent interest and additional amounts, if any) due on:

•	the global CODES to DTC in immediately available funds;

•	any definitive CODES having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of these CODES; and

•	any definitive CODES having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds if requested by holder of those CODES.

In the case of the third bullet above, the trustee must receive wire transfer instructions no later than 15 days prior to the interest payment date.

Unless previously converted, redeemed by us at our option or repurchased by us at your option, at maturity we will pay principal on:

•	the global CODES to DTC in immediately available funds; and

•	the definitive CODES at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

Conversion Rights

General

You may convert your CODES at any time prior to the business day immediately preceding the maturity date (unless such CODES have been previously converted, redeemed by us at our option or repurchased by us at your option), initially at a conversion rate of 37.3552 shares of our common stock per $1,000 principal amount of CODES, equal to an initial conversion price of approximately $26.77 per share, under the circumstances summarized below. A holder may convert CODES only in denominations of $1,000 and whole multiples of $1,000. The conversion rate will be subject to adjustment as described below under “—Conversion Rate Adjustments.”

On December 15, 2004, we irrevocably elected, by notice to the trustee and the holders of the CODES, to satisfy in cash 100% of the principal amount of the CODES converted after that date. After that date, we still may satisfy our conversion obligation to the extent it exceeds the principal amount in cash or common stock or a combination of cash and common stock. See “—Settlement Upon Conversion.”

If, however, a holder has already exercised its right to require us to repurchase its CODES as described under “—Repurchase of CODES at Option of Holders” by delivering a holder purchase notice with respect to a CODES, the holder may not convert that CODES until the holder has validly withdrawn such notice in accordance with the indenture and, after such withdrawal, has converted its CODES prior to the close of business on the applicable repurchase date. If you are a holder of CODES that have been called for redemption and wish to convert your CODES, you must exercise your conversion right prior to the close of business on the second business day preceding the redemption date, unless we default in payment of the redemption price.

Except as described in this prospectus, upon conversion of the CODES, we will not make any cash payment or issue additional shares of our common stock or make any other adjustment for either accrued and unpaid interest (including contingent interest and additional amounts, if any) on the CODES or dividends on any shares of our common stock issued. See “—Conversion Procedures.”

Our delivery to you of the full number of shares of our common stock into which your CODES is convertible, cash or a combination of our common stock and cash, together with any cash payment for your fractional shares of our common stock, will be deemed to satisfy our obligation to pay the principal amount of your CODES and to satisfy our obligation to pay any accrued and unpaid interest (including contingent interest and additional amounts, if any) on that CODES. As a result, accrued and unpaid interest and additional amounts on your CODES will be deemed paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, accrued and unpaid interest (including contingent interest and additional amounts, if any) will be payable in cash upon any conversion of CODES at your option made concurrently with or after acceleration of the CODES following an event of default under the CODES.

The conversion agent is initially Deutsche Bank Trust Company Americas. We may change the conversion agent, but the conversion agent will not be our affiliate. The conversion agent may solicit bids from securities dealers that are believed by us to be willing to bid for the CODES.

Conversion Upon Satisfaction of Common Stock Price Condition

A holder may convert any of its CODES during any fiscal quarter (and only during such fiscal quarter) if the closing price of our common stock for a period of at least 20 consecutive trading days in the 30-trading-day period ending on the last trading day of the preceding fiscal quarter is more than 130% of the conversion price per share of our common stock on the last day of such preceding fiscal quarter. We refer to this condition as the “common stock price condition.” The “closing price” per share of our common stock on any date means:

•	the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported on the Nasdaq National Market or, if our common stock is not listed on the Nasdaq National Market, on the principal U.S. national or regional securities exchange or inter-dealer quotation system on which our common stock is then listed for trading; or

•	if our common stock is not reported on the Nasdaq National Market and not listed for trading on a U.S. national or regional securities exchange or inter-dealer quotation system on the relevant date, the “closing price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization; or

•	if our common stock is not reported on the Nasdaq National Market and not listed for trading on a U.S. national or regional securities exchange or inter-dealer quotation system and is not quoted in the over-the-counter market, the “closing price” will be the average of the mid-points of the last bid and ask prices for our common stock on the relevant date from each of three nationally recognized independent securities dealers we select for this purpose; provided, that if such prices cannot reasonably be obtained from three such dealers, but are obtained from two such dealers, then the “market price” will be the average of the mid-points of such bid and ask prices from those two dealers, and if such prices can reasonably be obtained from only one such dealer, then the “market price” will be the mid-point of such bid and ask prices from that dealer.

The “conversion price” per share of our common stock on any day equals the quotient of a $1,000 principal amount of CODES divided by the number of shares of our common stock issuable upon conversion of a $1,000 principal amount of CODES on that day, assuming that such conversion settled entirely with shares (including fractional shares).

A “trading day” means a day during which trading in securities generally occurs on the Nasdaq National Market or, if our common stock is not listed on the Nasdaq National Market, on the principal U.S. national or regional securities exchange or inter-dealer quotation system on which our common stock is then listed for trading; provided, that no day on which our common stock experiences any of the following (each, a “non-trading event”) will count as a trading day:

•	any suspension of or limitation imposed on quotation or trading of our common stock on the Nasdaq National Market or any other national or regional securities exchange or association, inter-dealer quotation system or over-the-counter market; or

•	the Nasdaq National Market or any other relevant national or regional securities exchange or association, inter-dealer quotation system or over-the-counter market on which our common stock trades closes on any exchange business day prior to its scheduled closing time unless such earlier closing time is announced by the exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such exchange and (ii) the submission deadline for orders to be entered into the exchange for execution on such business day.

This conversion upon satisfaction of stock price condition has been designed to prevent any conversion of the CODES in reliance on this provision unless our stock price has increased to the conversion trigger price for the requisite amount of time, as described above. As a result, you may not be able to convert your CODES in reliance on this condition, even though our common stock may be trading at a price above the effective conversion price of the CODES. See “Risk Factors—Risk relating to the CODES and the Common Stock into which the CODES are convertible—The contingent conversion feature of the CODES could result in your not being entitled to convert a CODES when our common stock is trading at a price above the effective conversion price of the CODES.”

Conversion Upon Satisfaction of CODES Price Condition

You may convert any of your CODES during the five business-day period (the “measurement period”) following any 10-consecutive-trading-day period in which the average of the trading prices per $1,000 of principal amount of CODES for that 10-trading-day period was less than 98% of the average conversion value for the CODES during that period; provided, however, you may not convert your CODES in reliance on this provision after June 15, 2019 if on any trading day during the measurement period the closing price of our common stock is greater than or equal to the then-current conversion price but less than or equal to 130% of the then-current conversion price. See “—Conversion Rights—General.” We refer to this condition as the “CODES price condition.”

The “average conversion value” for each $1,000 principal amount of CODES equals the sum of the conversion values for each trading day in the relevant period divided by the number of trading days in the period. The “conversion value” of each $1,000 principal amount of CODES on any day is equal to the product of the closing price for our common stock on that day multiplied by the then-current conversion rate, which is the number of shares of common stock into which the $1,000 principal amount of each CODES is then convertible.

The “trading price” of a CODES on any date of determination means the average of the secondary market bid quotations per CODES obtained by us or the conversion agent for $10 million principal amount of CODES at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided, that if at least three such bids cannot reasonably be obtained from three such dealers, but are obtained from two such dealers, then the average of the two bids shall be used, and if such prices can reasonably be obtained from only one dealer, that one bid shall be used. If either we or the conversion agent cannot reasonably obtain at least one bid for $10 million principal amount of the CODES from a nationally recognized securities dealer, then the “trading price” of the CODES for that date will, for purposes of determining the average conversion value, be deemed to be 97.9% of (a) the then-applicable conversion rate of the CODES multiplied by (b) the closing price of our common stock on such determination date.

Notwithstanding anything to the contrary in this prospectus, the conversion agent will have no obligation to determine the trading price of the CODES unless we have requested that it make such determination. We will have no obligation to make such request unless so requested by a holder in writing who also provides us with reasonable evidence in that on a trading day preceding the date of such notice, the trading price per $1,000 principal amount of CODES was less than 98% of the conversion value. At such time, we will instruct the conversion agent to determine the trading price per $1,000 principal amount of CODES beginning on the next trading day and on each successive trading day until such trading price is greater than or equal to 98% of the average conversion value for 10 consecutive trading days. We will confirm whether any such determination made by the conversion agent satisfies the CODES price condition.

This conversion upon satisfaction of CODES price condition has been designed to allow you to convert your CODES if, because of trading irregularities or otherwise, the CODES are trading at less than their conversion value.

Conversion Upon Notice of Redemption

A holder may surrender for conversion any CODES we call for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if such CODES is not otherwise convertible at that time pursuant to its terms or the terms of the indenture.

Conversion Upon Specified Corporate Transactions

If:

•	we distribute to all or substantially all holders of our common stock rights or warrants entitling them to purchase our common stock, unless such rights, warrants or securities shall not be exercisable or convertible for a period of at least 60 days after the date of distribution (or securities convertible into our common stock) at less than (or having a conversion price less than) the then-current market price (as defined below under “—Conversion Rate Adjustments”) of our common stock on the day of the announcement date of such distribution;

•	we distribute to all or substantially all holders of our common stock our assets, debt securities or other evidences of our indebtedness, shares of our capital stock or rights or warrants to purchase our securities, which distribution has a per share value exceeding 5% of the then-current market price (as defined below under “—Conversion Rate Adjustments”) of our common stock on the day preceding the declaration date of for such distribution; or

•	a change in control as described under “Repurchase of CODES at Option of Holders—Change in Control” has occurred but holders of CODES do not have the right to require us to repurchase their CODES as a result of such change in control because either (1) the closing price of our common stock for a specified period prior to such change in control exceeds a specified level or (2) the consideration received in such change in control consists of capital stock that is freely tradable and the CODES become convertible into that capital stock, then we must notify the holders of CODES at least 20 days prior to the ex-dividend date for such distribution or within 20 business days after the occurrence of the change in control described in the third bullet point above, as the case may be. Once we have given such notice, holders may convert their CODES at any time until either (a) the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place, in the case of a distribution, or (b) the close of business on the 20th business day after the change in control notice, in the case of a change in control described in the third bullet point above. In the case of a distribution, no conversion pursuant to that distribution will be allowed if the holder will participate in the distribution without conversion. The “ex-dividend date” means, with respect to any issuance or distribution on shares of our common stock, the first date on which the shares of our common stock trade regular way on the principal securities market on which the shares of our common stock are then traded without the right to receive such issuance or distribution.

In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash, securities or other property (other than any change in control described in the third bullet point in the previous paragraph), a holder may convert its CODES at any time from and after the date which is 20 days prior to the anticipated effective date of the transaction until 20 days after the effective date of that transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then from the effective time of the transaction, the right to convert a CODES into our common stock will be changed into a right to convert that CODES into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its CODES immediately prior to the transaction. If we engage in any transaction described in the preceding sentence, the conversion rate will not be otherwise adjusted. If the transaction also constitutes a “change in control,” as defined below, the holder can require us to purchase all or a portion of its CODES as described under “Repurchase of CODES at Option of Holders—Change in Control.”

These conversion upon specified corporate event conditions have been designed to allow you to convert your CODES prior to the occurrence of the specified corporate events described above if you would prefer not to be a holder of the CODES after such specified corporate event.

Settlement Upon Conversion

(1) Conversion on or prior to the final notice date. In the event that we receive your notice of conversion on or prior to the day that is 23 business days prior to maturity or, with respect to CODES being redeemed, the applicable redemption date (the “final notice date”), the following procedures will apply:

If we elect to satisfy all or any portion of our obligation (the “conversion obligation”) in cash, we will notify the converting holder through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the date that is five trading days following receipt of the converting holder’s notice of conversion (the “cash settlement notice period”). If we timely elect to satisfy all or any portion of our conversion obligation in cash, the converting holder may retract its conversion notice at any time during the two-trading-day period beginning on the day after the final day of the cash settlement notice period (the “conversion retraction period”). No such retraction may be made (and a conversion notice will be irrevocable) if we do not elect to satisfy all or any portion of our conversion obligation in cash (other than cash in lieu of any fractional shares). If the conversion notice has not been retracted, then settlement (in cash and/or shares of our common stock) will occur on the third trading day following the final day of the 20-trading-day period beginning on the third trading day following the final day of the conversion retraction period (the “cash settlement averaging period”). The amount of cash and/or shares we will deliver in respect of a conversion obligation (the “settlement amount”) will be computed as follows:

•	If we elect to satisfy the entire conversion obligation in shares of our common stock, we will deliver to you a number of shares of our common stock equal to:

•	the aggregate principal amount of the CODES to be converted divided by 1,000, multiplied by

•	the then-effective conversion rate.

•	If we elect to satisfy the entire conversion obligation in cash, we will deliver to you cash in an amount equal to:

•	a number equal to (a) the aggregate principal amount of the CODES to be converted divided by 1,000, multiplied by (b) the then-effective conversion rate, multiplied by

•	the arithmetic average of the volume-weighted average prices (as defined below under “—Settlement Upon Conversion”) of our common stock for each trading day during the cash settlement averaging period.

•	If we elect to satisfy a portion of the conversion obligation in cash (other than 100%), we will deliver to you that specified cash amount (the “cash amount”) plus the number of shares of our common stock equal to the greater of:

•	zero, and

•	the excess, if any, of

•	the number of shares of our common stock equal to (X) the aggregate principal amount of the CODES to be converted divided by 1,000, multiplied by (Y) the then-effective conversion rate, minus

•	the number of shares of our common stock equal to the quotient of (X) the cash amount, divided by (Y) the arithmetic average of the volume-weighted average prices of our common stock for each trading day during the cash settlement averaging period.

(2) Conversion after the final notice date. In the event that we receive your notice of conversion after the final notice date, we will not send individual notices of our election to satisfy all or any portion of the conversion obligation in cash. Instead, if we elect to satisfy all or any portion of the conversion obligation in cash, we will send a single notice to the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the final notice date. Settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under “—Conversion on or prior to the final notice date” except that the “cash settlement averaging period” shall be the 20 consecutive trading days ending on the third trading day prior to the maturity date or the applicable redemption date, as applicable. If we elect to satisfy all or any portion of our conversion obligation in respect of conversions made after the final notice date in cash, converting holders may retract a conversion notice that was given after the final notice date at any time prior to the close of business on the day that is two business days prior to the redemption date or the business day immediately preceding the maturity date, as the case may be. Settlement (in cash and/or shares) will occur on the third trading day following the final day of such cash settlement averaging period.

(3) Conversion after irrevocable election to pay principal in cash. On December 15, 2004, we irrevocably elected, by notice to the trustee and the holders of the CODES, to satisfy in cash 100% of the principal amount of the CODES converted after that date. After that date, we still may satisfy our conversion obligation to the extent it exceeds the principal amount in cash or common stock or a combination of cash and common stock. If we elect to satisfy all or a portion of the remainder of our conversion obligation in cash, we will provide notice of our election in the same manner as set forth above under either “—Conversion after the final notice date” or “—Conversion on or prior to the final notice date,” whichever is applicable. Settlement amounts will be computed and settlement dates will be determined in the same manner as set forth under “—Conversion after the final notice date” or “—Conversion on or prior to the final notice date,” as applicable.

The “volume-weighted average price” of one share of our common stock on any trading day will be the volume-weighted average prices as displayed under the heading “Bloomberg VWAP” on Bloomberg Page CSGS <equity> AQR in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on that trading day (or if such volume-weighted average price is not available, the market value of one share of our common stock on such trading day as we determine in good faith using a volume-weighted method).

Notwithstanding the above, if our common stock experiences any non-trading event on any day during the original cash settlement averaging period (determined assuming our common stock experienced no non-trading event during that period) that would result in a volume-weighted average price being determined later than the eighth trading day after the last day of the original cash settlement averaging period, then we will determine any delayed and undetermined prices on that eighth trading day based on our good faith estimate of our common stock’s value on the day on which such non-trading event occurred.

We will not issue fractional shares of our common stock upon conversion of CODES. Instead, we will pay a cash amount based upon the closing price of our common stock on the trading day that is three business days prior to the conversion date.

Conversion Procedures

Except as described below, if you convert your CODES on any day other than an interest payment date, you will not receive any payment in cash with respect to interest (including contingent interest and additional amounts, if any) that has accrued on those CODES since the prior interest payment date. If you convert your CODES after a record date for an interest payment but prior to the corresponding interest payment date, you (or, if you were not the holder on the record date, the predecessor holder on the record date) will receive on the interest payment date interest accrued and unpaid on such CODES (including contingent interest and additional amounts, if any), notwithstanding the conversion of such CODES prior to such interest payment date. At the time of conversion of such CODES, however, you must pay us an amount equal to the interest (including contingent interest and additional amounts, if any) that you (or, if you were not the holder on the record date, the predecessor holder on the record date) will receive on the interest payment date on the CODES being converted. The preceding sentence, however, does not apply if you convert, after a record date for an interest payment but prior to the corresponding interest payment date, CODES that we call for redemption prior to such conversion on a redemption date that is on or prior to the second business day after such interest payment date. Accordingly, if we call your CODES for redemption on a date that is after a record date for an interest payment but on or prior to the second business day after the corresponding interest payment date, and prior to the redemption date you choose to convert your CODES, you will not be required to pay us, at the time you surrender such CODES for conversion, the amount of interest on such CODES that you will receive on the interest payment date.

You will not be required to pay any transfer taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any transfer taxes or duties which may be payable relating to any transfer involved in the issuance or delivery of common stock in a name other than yours. If you convert any CODES within two years after its original issuance, any common stock issuable upon conversion will not be issued or delivered in a name other than yours unless the applicable restrictions on transfer have been satisfied. See “Notice to Investors.” Certificates representing shares of our common stock will be issued or delivered only after all applicable transfer taxes and duties, if any, payable by you have been paid.

To convert interests in a global CODES, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program. To convert a definitive CODES (should CODES become issuable in definitive form), you must:

•	complete the conversion notice on the back of the CODES (or a facsimile thereof);

•	deliver the completed conversion notice and the CODES to be converted to the specified office of the conversion agent;

•	pay all funds required, if any, relating to interest on the CODES to be converted to which you are not entitled, as described in the second preceding paragraph; and

•	pay all transfer taxes or duties, if any, as described in the preceding paragraph.

The “conversion date” will be the date on which all of the foregoing requirements have been satisfied. The CODES will be deemed to have been converted immediately prior to the close of business on the conversion date. We will deliver, or cause to be delivered, to you cash, shares of our common stock or a combination of cash and shares, as described above under “—Settlement Upon Conversion,” together with any cash payment for your fractional shares as soon as practicable on or after the conversion date, subject to satisfaction of the cash settlement averaging period provisions, if applicable.

The conversion agent will determine on our behalf if the CODES are convertible upon satisfaction of the common stock price condition at the end of each quarter, in each case notifying us and the trustee. Whenever the CODES become convertible (or, in the case of conversion upon satisfaction of CODES price condition, whenever the conversion agent has determined that such CODES price condition is met), we or, at our request, the trustee in our name and at our expense, will notify the holders of the event triggering such convertibility in accordance with the indenture, and we will issue a press release through Dow Jones & Company, Inc. or Bloomberg Business News containing the relevant information and make this information available on our website or through another public medium as we may use at that time. Any notice so given will be conclusively presumed to have been duly given, whether or not the holder receives such notice.

Conversion Rate Adjustments

We will adjust the initial conversion rate for certain events, including:

(1) the issuance of shares of our common stock as a dividend or a distribution on our common stock, in which event the conversion rate will be adjusted by multiplying the conversion rate then in effect by a fraction:

•	the numerator of which is the sum of (a) the number of shares of our common stock outstanding on the record date fixed for the dividend or distribution plus (b) the total number of shares constituting the dividend or distribution; and

•	the denominator of which is the number of shares of our common stock outstanding on the record date fixed for the dividend or distribution;

(2) subdivisions, splits, combinations and reclassifications of our common stock, in which event the conversion rate then in effect will be proportionately increased or reduced;

(3) the issuance by us of rights or warrants to all or substantially all holders of our common stock entitling holders to subscribe for or purchase shares of our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the then-current market price of our common stock, in which event the conversion rate will be adjusted by multiplying the conversion rate then in effect by a fraction:

•	the numerator of which is the sum of (a) the number of shares of our common stock outstanding on the record date fixed for the distribution plus (b) the total number of additional shares of our common stock offered for subscription or purchase (or into which such convertible securities could be converted); and

•	the denominator of which is the sum of (a) the number of shares of our common stock outstanding on the record date fixed for the distribution plus (b) the total number of shares of our common stock that the aggregate offering price of the total number of shares offered for subscription or purchase (or the aggregate conversion price of such convertible securities) would purchase at the then-current market price;

(4) distributions to all or substantially all holders of our common stock of our assets, debt securities or other evidences of our indebtedness, shares of our capital stock or rights or warrants to purchase our securities (excluding (A) any dividend, distribution or issuance covered by clause (1) or (3) above and (B) any dividend or distribution paid exclusively in cash), in which event the conversion rate will be adjusted by multiplying the conversion rate then in effect by a fraction:

•	the numerator of which is the then-current market price of a share of our common stock; and

•	the denominator of which is (a) the then-current market price of a share of our common stock minus (b) the fair market value, as determined by our board of directors, except as described in the following sentence, of the portion of those assets, debt securities or other evidences of our indebtedness, shares of capital stock or rights or warrants so distributed applicable to one share of common stock on the declaration date for such distribution;

In the event that we make a distribution to all holders of our common stock that consists of shares of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, any conversion rate adjustment will be based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average of the closing prices of those securities for each of the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the Nasdaq National Market, the New York Stock Exchange or such principal other national or regional exchange or market on which the securities are then listed or quoted;

(5) dividends or other distributions consisting exclusively of cash to all or substantially all holders of our common stock, in which event the conversion rate will be adjusted by multiplying the conversion rate then in effect by a fraction:

•	the numerator of which will be the then-current market price per share of our common stock; and

•	the denominator of which will be (a) the then-current market price per share of our common stock minus (b) the amount per share of such dividend or distribution; and

(6) purchases of our common stock pursuant to a tender offer or exchange offer made by us or any of our subsidiaries to the extent that the same involves an aggregate consideration that, together with:

•	the aggregate of cash and the fair market value of any other consideration paid in any other tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding such tender offer for which no adjustment has been made, plus

•	the aggregate amount of any all-cash distributions referred to in clause (5) above to all holders of our common stock within 12 months preceding the expiration of such tender offer for which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer, in which event the conversion rate will be adjusted by multiplying the conversion rate then in effect by a fraction:

•	the numerator of which will be the product of (a) the number of shares of our common stock outstanding (including any tendered shares) at the expiration of the tender offer and (b) the then-current market price of a share of our common stock at such expiration time; and

•	the denominator of which will be (a) the product of (X) the number of shares of our common stock outstanding (including any tendered shares) at the expiration of the tender or exchange offer and (Y) the then-current market price of our common stock at such expiration time minus (b) the amount by which such combined amount exceeds 10% of our market capitalization.

The “then-current market price” on any date means the average of the closing prices per share of common stock for the 10 consecutive trading days prior to such date. Our “market capitalization,” on any date, means the product of the closing price of our common stock multiplied by the number of shares of our common stock outstanding on such date.

We will not make an adjustment in the conversion rate unless such adjustment would require a change of at least 1% in the conversion rate then in effect; provided, that we will carry forward any adjustments that are less than 1% of the conversion rate then in effect and make an aggregate adjustment representing all such carried forward adjustments, even if that aggregate adjustment is less than 1%, upon the earlier of:

•	a date (determined by us) that may be no more than one year following the date of the first such adjustment carried forward; and

•	any time at which any holder surrenders for conversion any CODES we call for redemption as described under “—Conversion Rights—Conversion Upon Notice of Redemption” above.

Once we make any such aggregate adjustment, we will recommence carrying forward any adjustments in the manner described above until such time as we are required to make another aggregate adjustment.

If rights or warrants for which an adjustment to the conversion rate has been made expire unexercised, the conversion rate will be readjusted to take into account the actual number of such rights or warrants which were exercised.

If we:

•	reclassify or change our common stock (other than changes resulting from a subdivision or combination); or

•	consolidate or combine with or merge into or are a party to a binding share exchange with any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of our common stock receive (or the common stock is converted into) stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, then, at the effective time of the transaction, the holders of the CODES may convert the CODES into the consideration they would have received if they had converted their CODES immediately prior to the reclassification, change, consolidation, combination, merger sale or conveyance. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

In the event we elect to make a distribution described under clause (3) or (4) of the first paragraph of this subsection “—Conversion Rate Adjustments,” which, in the case of clause (4), has a per share value equal to more than 5% of the then-current market price of our shares of common stock on the business day immediately preceding the declaration date for the distribution, we will be required to give notice to the holders of CODES at least 20 days prior to the ex-dividend date for the distribution and, upon the giving of notice, the CODES may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that the distribution will not take place. No adjustment to the conversion rate or the ability of a holder of a CODES to convert will be made in respect of a distribution described under clauses (1), (3), (4) and (5) of such paragraph if the holder will otherwise participate in the distribution without conversion.

In the case of any distribution described under (4) of the first paragraph of this subsection “—Conversion Rate Adjustments,” in which:

•	the fair market value of such distribution applicable to one share of common stock equals or exceeds the average of the closing prices of our common stock over the 10-consecutive trading-day period ending on the record date for such distribution, or

•	such average closing price exceeds the fair market value of such distribution by less than $1.00,

then, in each such case, rather than being entitled to an adjustment in the conversion rate, adequate provision shall be made so that each holder of a CODES shall have the right to receive upon conversion of a CODES, in addition to cash and/or shares of our common stock as specified by the terms of those CODES, the kind and amount of such distribution that such holder would have received if it had converted its CODES entirely into common stock immediately prior to the record date for determining the shareholders entitled to receive the distribution at the conversion rate then in effect.

If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion rate (including an adjustment at our option), you may in certain circumstances be deemed to have received a distribution subject to U.S. federal income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See “Material United States Federal Income Tax Considerations.”

To the extent permitted by law, from time to time we may increase the conversion rate or reduce the conversion price of the CODES by any amount for any period of at least 20 days. In that case, we will give at least 15 days’ notice of such change. We may also increase the conversion rate or reduce the conversion price as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. In no event will we take any action that would require adjustment to the conversion rate or the conversion price nor will we make any such adjustment, if such adjustment would require us to issue, upon conversion of the CODES, a number of shares of our common stock that would require us to obtain prior shareholder approval under the rules and regulations of the Nasdaq National Market and, if applicable, the rules of any other exchange or quotation system on which our common stock is then traded without obtaining such prior shareholder approval.

The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or convertible security outstanding as of the date the CODES are initially issued;

•	for a change solely in the par value of the common stock; or

•	for accrued and unpaid interest (including contingent interest and additional amounts, if any).

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share of common stock.

If we adjust the conversion rate or conversion price pursuant to the above provisions, we will issue a press release through Dow Jones & Company, Inc. or Bloomberg Business News containing the relevant information and make this information available on our website or through another public medium as we may use at that time.

Subordination

The payment of principal, interest (including contingent interest and additional amounts, if any) and premium, if any, on the CODES will be subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash of all of our senior indebtedness (as defined below), including senior indebtedness incurred after the date the CODES are issued.

Upon any distribution to our creditors in a liquidation or dissolution of us or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property, an assignment for the benefit of creditors or any marshalling of our assets and liabilities, the holders of senior indebtedness will be entitled to receive payment in full in cash or cash equivalents of all obligations due in respect of such senior indebtedness (including interest after the commencement of any such proceeding at the rate specified in the applicable senior indebtedness, whether or not an allowable claim in any such proceeding) before you will be entitled to receive any payment with respect to your CODES, and until all obligations with respect to senior indebtedness are paid in full in cash, any distribution to which you would be entitled will be made to the holders of senior indebtedness. In the event of any acceleration of the CODES because of an event of default, the holders of any outstanding senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to the holder of senior indebtedness of all senior indebtedness before the holders of the CODES are entitled to receive any payment or distribution. We and the trustee are required under the indenture to promptly notify holders of senior indebtedness if payment of the CODES is accelerated because of an event of default.

We may not make any payment on the CODES if:

•	a default in the payment of designated senior indebtedness (as defined below) occurs and is continuing beyond any applicable period of grace or any other default on designated senior indebtedness occurs and the maturity of such designated senior indebtedness is accelerated in accordance with its terms (called a “payment default”); or

•	a default, other than a payment default, on any designated senior indebtedness occurs and is continuing that permits holders of designated senior indebtedness to accelerate its maturity without further notice (except such notice as may be required to effect such acceleration), or in the case of a lease, a default occurs and is continuing that permits the lessor to either terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease, and the trustee receives a notice of such default (called a “payment blockage notice”) from a holder of designated senior indebtedness or any other person permitted to give such notice under the indenture (called a “non-payment default”).

We may resume payments and distributions on the CODES:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

•	in case of a non-payment default, the earlier of the date on which such non-payment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received by us and the trustee.

No new period of payment blockage may be commenced pursuant to a payment blockage notice unless 360 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice. No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice unless such default shall have been cured or waived for a period of not less than 90 consecutive days.

If the trustee or any holder of the CODES receives a payment in respect of the CODES when the payment would be prohibited by the subordination provisions of the CODES and the indenture, and the trustee or the holder has actual knowledge that the payment is prohibited, then the trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of senior indebtedness. Upon the proper written request of the holders of senior indebtedness, the trustee or the holder, as the case may be, will deliver the amounts in trust to the holders of senior indebtedness or their proper representative.

As a result of the subordination provisions described above, in the event of a liquidation or insolvency, you may recover less ratably than our creditors who are holders of senior indebtedness. See “Risk Factors—Risks Related to the CODES and the Common Stock into which the CODES are Convertible—Your right to receive payments under the CODES is junior to our existing senior debt and certain future borrowings.” You will receive payment on your CODES only if we have funds remaining after we have paid any existing and future senior indebtedness.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders to participate in those assets, will be effectively subordinated to the claims of the subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor to any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

“Designated senior indebtedness” means any senior indebtedness which, at the date of determination, has an aggregate principal amount outstanding of at least $25 million and is specifically designated as “designated senior indebtedness” for purposes of the indenture in the instrument creating or evidencing such indebtedness, or any related agreements or documents to which we are a party, provided that the instrument, agreement or other document may place limitations and conditions on the right of the creditor to exercise the rights of the designated senior indebtedness.

“Senior indebtedness” means:

•	all existing and future indebtedness of ours outstanding under credit facilities and all hedging obligations with respect to that indebtedness and any other existing and future indebtedness incurred by us, unless the instrument under which that indebtedness is incurred expressly provides that it is pari passu with or subordinated in right of payment to the CODES; and

•	all principal, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), premium, penalties, fees, charges, expenses, indemnification, reimbursement obligations, damages, guarantees and other liabilities or amounts payable under the documentation governing any indebtedness of ours referred to above.

Notwithstanding anything to the contrary in the foregoing, senior indebtedness will not include:

•	any liability for federal, state, local or other taxes owed or owing by CSG Systems;

•	any indebtedness of CSG Systems to any of our subsidiaries or other affiliates; or

•	any trade payables of CSG Systems.

“Indebtedness” means, with respect to any person, any indebtedness of that person, whether or not contingent, in respect of borrowed money or evidenced by bonds, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances or representing capital lease obligations or the balance deferred and unpaid of the purchase price of any property or representing any hedging obligations if and to the extent any of the foregoing indebtedness (other than letters of credit and hedging obligations) would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP, as well as all indebtedness of others secured by a lien on any assets of such person (whether or not such indebtedness is assumed by such person) and, to the extent not otherwise included, the guarantee by such person of any indebtedness of any other person.

The indenture does not restrict the creation of senior indebtedness or any other indebtedness in the future. For information concerning our potential incurrence of additional senior indebtedness, see “Risk Factors—Risks Related to the CODES and the Common Stock into which the CODES are Convertible—Your right to receive payments under the CODES is junior to our existing senior debt and certain future borrowings.”

Contingent Interest

We will pay contingent interest to the holders of CODES during any six-month period from and including an interest payment date to but excluding the next interest payment date, commencing with the six-month period beginning June 15, 2011, if the average trading price of the CODES for the five consecutive trading days ending on the second trading day immediately preceding the first day of the six-month period equals 120% or more of the principal amount of the CODES.

The rate of contingent interest payable in respect of any such six-month interest period will equal 0.25% of the average trading price of the CODES over the measuring period triggering the contingent interest payment. Contingent interest, if any, will accrue from the first day of any interest period and be payable on the interest payment date at the end of the relevant six-month period to holders of the CODES as of the record date relating to such interest payment date.

Upon determination that CODES holders will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will issue a press release through Dow Jones & Company, Inc. or Bloomberg Business News containing the relevant information and make this information available on our website or through another public medium as we may use at that time.

Optional Redemption by CSG Systems

No sinking fund is provided for the CODES.

Prior to June 20, 2011, the CODES will not be redeemable at our option. At any time on or after June 20, 2011, we may redeem the CODES for cash as a whole at any time, or from time to time in part, at a repurchase price equal to 100% of the principal amount of such CODES plus any accrued and unpaid interest (including contingent interest and additional amounts, if any) to, but excluding, the redemption date. If the redemption date is on a date that is after a record date and on or prior to the corresponding interest payment date, we will pay such interest to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the redemption price and the redemption price will be 100% of the principal amount of CODES redeemed.

We will give not less than 20 days nor more than 60 days notice of any redemption by mail to holders of CODES. CODES or portions of CODES called for redemption will be convertible by the holder until the close of business on the second business day prior to the redemption date. You will receive shares of our common stock upon any such conversion unless we have given notice, as set forth under “—Settlement Upon Conversion—Conversion after the final notice date” above, at least 23 business days prior to the redemption date that we intend to settle all or a portion of any conversions in cash. If we redeem less than all of the outstanding CODES, the trustee shall select the CODES to be redeemed on a pro rata basis if permitted by the procedures of DTC, or otherwise by lot, in principal amounts of $1,000 or integral multiples of $1,000. If a portion of a holder’s CODES is selected for partial redemption and the holder thereafter converts a portion of the CODES, the converted portion shall be deemed to be part or all, as the case may be, of the portion selected for redemption.

Any notice of redemption shall include, among other things, (1) a statement regarding the holder’s right to convert the CODES, (2) the date by which the CODES called for redemption may be converted and (3) should the holder elect to convert CODES that we have called for redemption, the date on which the cash settlement averaging period will commence if we elect to satisfy all or a portion of that conversion obligation in cash. Notices of redemption may not be conditional.

We may also, to the extent permitted by applicable law and agreements governing our other debt (if any), at any time purchase CODES in the open market or by tender at any price or by private agreement. Any CODES so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any CODES surrendered to the trustee may not be reissued or resold and will be canceled promptly.

Repurchase of CODES at Option of Holders

General

On June 15, 2011, June 15, 2016 and June 15, 2021 (each, a “repurchase date”), each holder will have the right, at the holder’s option but subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder’s CODES in integral multiples of $1,000 principal amount, at a repurchase price equal to 100% of the principal amount of those CODES plus any accrued and unpaid interest (including contingent interest and additional amounts, if any) to, but excluding, the repurchase date. Any interest payable on such repurchase date (including contingent interest and additional amounts, if any) shall be paid to the holder of record on the record date immediately preceding such repurchase date.

Holders may submit their CODES for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the third business day prior to the repurchase date. We will be required to give notice on a date not less than 20 business days prior to each repurchase date to the trustee, to all holders of CODES at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law, stating among other things the procedures that holders must follow to require us to repurchase their CODES. See “Repurchase of CODES at Option of Holders—Procedures.”

Change in Control

If a change in control occurs, we will be required to purchase the CODES on a date designated by us, which will be no later than 35 business days after the occurrence of such change in control. In this prospectus, we refer to the date on which such purchase will occur as the “change in control purchase date.” Each holder will have the right, at the holder’s option but subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder’s CODES in integral multiples of $1,000 principal amount, at a repurchase price equal to 100% of the principal amount of those CODES plus any accrued and unpaid interest (including contingent interest and additional amounts, if any) to, but excluding, the change in control purchase date; provided, however, that if holders elect to require us to repurchase the CODES on a date that is after a record date and on or prior to the corresponding interest payment date, we will pay interest in respect of accrued and unpaid interest (including contingent interest and additional amounts, if any) on the CODES being repurchased to, but excluding, the repurchase date to such holders of record on the corresponding record date and the repurchase price will only be 100% of the principal amount of CODES being repurchased.

Within 20 business days after the occurrence of a change in control, we must mail to the trustee, to all holders of CODES at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control. That notice must state, among other things:

•	the events causing a change in control;

•	the date of such change in control;

•	the last date on which a holder may exercise the purchase right;

•	the change in control purchase price;

•	the change in control purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate;

•	that CODES with respect to which a change in control purchase notice is given by the holder may be converted, if otherwise convertible, only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise these rights. See “Repurchase of CODES at Option of Holders—Procedures.”

Under the indenture, a “change in control” of our company is deemed to have occurred at such time after the original issuance of the CODES when any of the following has occurred:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans (except that such person shall be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition);

•	the first day on which a majority of the members of our board of directors does not consist of continuing directors; or

•	the consolidation or merger of us with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

(1) any transaction:

•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

•	pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such transaction; or

(2) any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity.

However, a change in control will be deemed not to have occurred if:

•	the closing price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately:

•	after the later of the change in control or the public announcement of the change in control, in the case of a change in control under the first or second bullet point above, or

•	before the change in control, in the case of a change in control under the third bullet point above,

equals or exceeds 105% of the conversion price of the CODES in effect on each such trading day; or

•	at least 90% of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) constituting a change in control consists of shares of common stock traded or to be traded immediately following such change in control on the Nasdaq National Market or a national securities exchange or automated inter-dealer quotation system and, as a result of the transaction or transactions, the CODES become convertible solely into such common stock (and any rights attached thereto).

Beneficial ownership shall be determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act. The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) under the Exchange Act.

“Continuing directors” means, as of any date of determination, any member of our board of directors who:

•	was a member of the board of directors on the date of this prospectus; or

•	was nominated for election or elected to the board of directors with the approval of two-thirds of the continuing directors who were members of the board at the time of a new director’s nomination or election.

The definition of “change in control” includes a phrase relating to the conveyance, sale, transfer, lease or disposition of “all or substantially all” of our properties and assets. There is no precise, established definition of the phrase “substantially all” under New York law, which is the law governing the indenture and the CODES. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering many factors, including the value of assets conveyed, the proportion of an entity’s income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, there may be uncertainty as to whether a change in control has occurred and, therefore, as to whether you will have the right to require us to repurchase your CODES.

The change in control purchase feature of the CODES may in certain circumstances make more difficult or discourage a takeover of CSG Systems. This feature does not, however, result from our knowledge of any specific effort to accumulate shares of our common stock or to obtain control of us by any means or any plan by us to adopt a series of anti-takeover provisions. This feature is a standard term contained in other securities similar to the CODES, including those marketed by the initial purchasers of the CODES, and has resulted from our negotiations with them.

Procedures

To exercise the right to require us to repurchase CODES, whether on a repurchase date or in connection with a change in control, the holder must deliver a written notice (a “holder purchase notice”) that must be received by the paying agent no later than the close of business on the third business day prior to the repurchase date or the change in control purchase date, as applicable. That holder purchase notice must state:

•	the certificate numbers of the holder’s CODES to be delivered for repurchase;

•	the portion of the principal amount of CODES to be repurchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that we are to purchase such CODES pursuant to the applicable provisions of the CODES.

A holder may withdraw any holder purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date or the change in control purchase date, as applicable. The notice of withdrawal must state:

•	the principal amount of the CODES being withdrawn;

•	the certificate numbers of the CODES being withdrawn, or such information as may be required under applicable DTC procedures; and

•	the principal amount, if any, of the CODES that remain subject to a change in control purchase notice or the change in control purchase notice, as applicable.

In connection with any repurchase offer or purchase offer in the event of a change in control, we will, to the extent applicable, comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules and make any filings under the Exchange Act which may then be applicable or required.

Our obligation to pay the repurchase price or the change in control purchase price, as applicable, for a CODES for which a holder purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the CODES, together with necessary endorsements, to the paying agent at any time after the delivery of the holder purchase notice. We will cause the repurchase price or the change in control purchase price, as applicable, for such CODES to be paid in cash promptly following the later of the repurchase date or the change in control purchase date, as applicable, or the time of delivery of such CODES.

If the paying agent holds money sufficient to pay the repurchase price or the change in control purchase price, as applicable, of the CODES on the business day following the repurchase date or the change in control purchase date, respectively, in accordance with the terms of the indenture, then, immediately after such date, the CODES will cease to be outstanding and interest on such CODES will cease to accrue, whether or not such CODES are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price or the change in control purchase price, as applicable, upon delivery of the CODES.

We may not purchase any CODES at the option of holders, whether on a repurchase date or in connection with a change in control, if an event of default with respect to such CODES has occurred and is continuing, other than a default in the payment of the repurchase price or the change in control purchase price, as applicable, with respect to such CODES. In addition, our ability to purchase CODES may be limited by the terms of our then-existing borrowing agreements, applicable law and our ability to obtain funds for such purchase through dividends and other payments by our subsidiaries.

For a discussion of the tax treatment of a holder receiving cash on the repurchase of CODES, see “Material United States Federal Income Tax Considerations—U.S. Holders—Sale, Exchange, Conversion, Repurchase or Redemption of the CODES.”

Events of Default

Each of the following constitutes an event of default under the indenture:

•	our failure to pay when due (i) the principal of or premium, if any, on any of the CODES at maturity, upon redemption or exercise of a repurchase right or otherwise or (ii) the settlement amount required upon conversion;

•	our failure to pay when due an installment of interest (including contingent interest and additional amounts, if any) on any of the CODES for 30 days after the date when due and payable;

•	our failure to perform or observe any other term, covenant or agreement in the indenture or the CODES for a period of 60 consecutive days after notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by holders of 25% or more in aggregate principal amount of the CODES then outstanding;

•	a default under any indebtedness for money borrowed by us or any of our subsidiaries (other than intercompany indebtedness) the aggregate outstanding principal amount of which is in an amount in excess of $10 million, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the CODES then outstanding, which default:

•	is caused by a failure to pay principal or interest due on such indebtedness by the end of the applicable grace period, if any, unless such indebtedness is discharged; or

•	results in the acceleration of such indebtedness, unless such acceleration is waived, cured, rescinded, annulled or such indebtedness is discharged; or

•	certain events of bankruptcy, insolvency, receivership or reorganization with respect to us or any substantial part of our property, including without limitation any of our subsidiaries that is a “significant subsidiary” (as defined in Rule 405 under the Securities Act) or any group of two or more subsidiaries that, taken as a whole, would constitute a significant subsidiary.

The indenture provides that the trustee will, within 90 days of the occurrence of a default, give to the registered holders of the CODES notice of all uncured defaults known to it, but the trustee will be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or interest (including contingent interest or additional amounts, if any) on, any of the CODES when due or in the payment of any redemption or repurchase obligation.

If an event of default specified in the last bullet point above occurs and is continuing with respect to CSG Systems, then automatically the principal of all outstanding CODES, and any accrued and unpaid interest thereon (including contingent interest and additional amounts, if any) shall become immediately due and payable. If any other event of default shall occur and be continuing (the default not having been cured or waived as provided under “—Modification and Waiver” below), the trustee or the holders of at least 25% in aggregate principal amount of the CODES then outstanding may declare the CODES due and payable at their principal amount together with accrued interest (including contingent interest and additional amounts, if any). Upon any such acceleration the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of CODES by appropriate judicial proceedings. Such declaration may be rescinded with the written consent of the holders of a majority in aggregate principal amount of the CODES then outstanding upon the conditions provided in the indenture.

The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of CODES before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the CODES then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Modification and Waiver

The indenture, including the terms and conditions of the CODES, may be modified or amended by us and the trustee, without the consent of the holder of any CODES, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of CODES;

•	surrendering any right or power conferred upon us;

•	providing for the assumption of our obligations to the holders of CODES in the case of a permitted merger, consolidation, conveyance, transfer or lease of all or substantially all of our assets;

•	complying with the requirements of the SEC in connection with effecting or maintaining the registration of the CODES under the Securities Act or qualifying the indenture under the Trust Indenture Act of 1939, as amended, provided that such modification or amendment does not, in the good faith opinion of a senior executive officer and the trustee, adversely affect the interests of the holders of CODES in any material respect; and

•	curing any ambiguity or omission, or correcting or supplementing any defective provision or inconsistency contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of a senior executive officer and the trustee, adversely affect the interests of the holders of CODES in any material respect.

Modifications and amendments to the indenture or to the terms and conditions of the CODES may also be made, and past defaults by us may be waived, with the written consent of the holders of at least a majority in aggregate principal amount of the CODES at the time outstanding. However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each CODES so affected:

•	change the maturity of the principal of or the date any installment of interest (including any payment of contingent interest or additional amounts) is due on any CODES;

•	reduce the principal amount, repurchase price, redemption price, change in control purchase price or interest (including contingent interest or additional amounts, if any) on any CODES;

•	change the currency of payment of such CODES or interest thereon;

•	alter the manner of calculation or rate of accrual of interest (including contingent interest and additional amounts) on any CODES or extend the time of payment of any such amount;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase rights or the conversion rights of holders of the CODES;

•	change the redemption provisions of the indenture in a manner adverse to the holders of the CODES;

•	reduce the percentage in aggregate principal amount of CODES outstanding necessary to modify or amend the indenture or to waive any past default; or

•	impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, any CODES.

Merger and Sales of Assets

The indenture provides that we may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of our properties and assets to another person unless, among other things,

•	we are the continuing corporation, or the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	if we are not the surviving corporation, such person assumes all of our obligations under the CODES and the indenture; and

•	we or such successor is not then or immediately thereafter in default under the indenture and no event which, after the giving of notice or the passage of time or both, would become an event of default under the indenture shall have occurred or be continuing.

The occurrence of certain of the foregoing transactions could also constitute a change in control.

The covenant described above includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our properties and assets. There is no precise, established definition of the phrase “substantially all” under New York law, which is the law governing the indenture and the CODES. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering many factors, including the value of assets conveyed, the proportion of an entity’s income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, there may be uncertainty as to whether the restrictions on conveyance, transfer, sale or disposition of our assets described above apply to a particular transaction.

Governing Law

The indenture and the CODES are governed by, and construed in accordance with, the laws of the State of New York.

Registration Rights

We have entered into a registration rights agreement with the initial purchasers of the CODES for the benefit of the holders of the CODES. Pursuant to the agreement, we have agreed to, at our expense:

•	file with the SEC not later than 90 days after the earliest date of original issuance of any of the CODES, a shelf registration statement on such form as we deem appropriate covering resales by holders of all of the CODES and the common stock issuable upon conversion of the CODES;

•	use our reasonable best efforts to cause such registration statement to become effective as promptly as is practicable, but in no event later than 180 days after the date of original issuance of the CODES; and

•	use our reasonable best efforts to keep the registration statement effective until the earliest of:

•	two years after the last date of original issuance of any of the CODES;

•	the date when the holders of all of the CODES and the common stock issuable upon conversion of the CODES are able to sell all such securities immediately without restrictions under Rule 144(k) under the Securities Act or any successor provision;

•	the date when all of the CODES and our common stock issuable upon conversion of the CODES have ceased to be outstanding (whether as a result of redemption, repurchase and cancellation, conversion or otherwise); and

•	the date when all of the CODES and the common stock issuable upon conversion of the CODES are registered under the shelf registration statement and disposed of in accordance with either such registration statement or Rule 144 under the Securities Act or any successor provision.

We have agreed to mail a selling securityholder notice and questionnaire (the “questionnaire”), in substantially the form required by the registration rights agreement, to each holder of CODES and our common stock converted from the CODES to obtain certain information regarding such holders for inclusion in the registration statement and the related prospectus. We have agreed to mail the questionnaire not less than 20 business days (but not more than 40 business days) prior to the time we intend to have the shelf registration statement declared effective. To be named as selling securityholders in the related prospectus at the time of effectiveness of the registration statement, holders must complete and deliver the questionnaire within 20 business days of the date of the questionnaire. Holders that do not complete and deliver a questionnaire prior to the effectiveness of the shelf registration statement will not be named as selling securityholders in the prospectus, but may receive a questionnaire from us upon request. Thereafter, upon receipt of a completed questionnaire from a holder following the effectiveness of the shelf registration statement, we will, as promptly as practicable but in any event within 20 business days, file any pre-effective or post-effective amendments or supplements to the shelf registration statement or to a related prospectus as are necessary to permit such holder to be named as a selling security holder in the prospectus; provided, however, that we shall not be obligated to file more than one such amendment or supplement for all holders during one fiscal quarter.

When we file the shelf registration statement, we will:

•	provide to each holder for whom the shelf registration statement was filed copies of the prospectus that is a part of the shelf registration statement;

•	notify each such holder when the shelf registration statement has become effective;

•	notify each such holder of the commencement of any suspension period (as described below); and

•	take certain other actions as are required to permit unrestricted resales of the CODES and the common stock issuable upon conversion of the CODES.

Each holder who sells securities pursuant to the shelf registration statement generally will be:

•	required to be named as a selling holder in the related prospectus;

•	required to deliver a prospectus to the purchaser;

•	subject to the applicable liability provisions under the Securities Act in connection with the holder’s sales; and

•	bound by the provisions of the registration rights agreement that are applicable to the holder (including certain indemnification rights and obligations).

Each holder must notify us not later than three business days prior to any proposed sale by that holder pursuant to the shelf registration statement. This notice will be effective for five business days. We may suspend the holder’s use of the prospectus for a period not to exceed 60 days in any 90-day period, and not to exceed an aggregate of 90 days in any 360-day period, if:

•	the prospectus would, in our reasonable judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing and we reasonably determine in good faith that the disclosure of this material non-public information would have a material adverse effect on us and our subsidiaries taken as a whole; or

•	the SEC has notified us of their intention to review our public filings or have provided comments on any of our public filings.

However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which would impede our ability to consummate such transaction, we may extend the suspension period from 60 days to 75 days. Each holder, by its acceptance of a CODES, agrees to hold in confidence any communication by us in response to a notice of a proposed sale.

Upon the initial sale of CODES or common stock issued upon conversion of the CODES, each selling holder will be required to deliver a notice of such sale. The notice will, among other things:

•	identify the sale as a transfer pursuant to the shelf registration statement;

•	certify that the prospectus delivery requirements, if any, of the Securities Act have been complied with; and

•	certify that the selling holder and the aggregate principal amount of CODES or number of shares of common stock, as the case may be, owned by such holder are identified in the related prospectus in accordance with the applicable rules and regulations under the Securities Act.

If:

•	we have not filed the shelf registration statement prior to or on the 90th day following the earliest date of original issuance of any of the CODES;

•	the shelf registration statement has not been declared effective prior to or on the 180th day following the earliest date of original issuance of any of the CODES (the “effectiveness target date”); or

•	at any time after the effectiveness target date, the registration statement ceases to be effective or fails to be usable and (1) unless we have exercised our right to suspend the shelf registration statement, we do not cure the registration statement within ten business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (2) we do not terminate the suspension period, described above, by the 60th or 75th day, as the case may be, or the suspension periods exceed an aggregate of 90 days in any 360-day period (each, a “registration default”);

then additional amounts will accrue on the CODES, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Additional amounts will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date, as applicable, following the date on which such additional amounts begin to accrue, and will accrue at a rate per year equal to:

•	an additional 0.25% of the principal amount to and including the 90th day following such registration default; and

•	an additional 0.50% of the principal amount from and after the 91st day following such registration default.

In no event will additional amounts accrue at a rate per year exceeding 0.50% as a result of a registration default. If a holder has converted some or all of its CODES into our common stock, the holder will not be entitled to receive additional amounts on such common stock. No additional amounts shall be payable in respect of cash paid in lieu of our common stock upon conversion of the CODES.

If this registration statement does not remain effective, the CODES may not be sold or otherwise transferred except pursuant to an exemption from registration under the Securities Act and applicable state laws or in a transaction not subject to those laws.

Information Concerning the Trustee

Deutsche Bank Trust Company Americas is the trustee, paying agent, conversion agent, registrar and custodian with regard to the CODES. EquiServe Trust Company, N.A. is the transfer agent and registrar for our common stock. The trustee, the transfer agent and their respective affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the CODES. The trustee’s claims for such payments will be senior to your claims for such payments in respect of all funds collected or held by the trustee.

Rule 144A Information

We will furnish to the holders, beneficial holders and prospective purchasers of the CODES and our common stock into which the CODES are convertible, upon their request, the information, if any, required by Rule 144A(d)(4) under the Securities Act until such time as these securities are no longer “restricted securities” within the meaning of Rule 144 under the Securities Act.

Form, Denomination and Registration

Denomination and Registration

The CODES are issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

Global CODES: Book-Entry Form

Except as provided below, the CODES are evidenced by one or more global CODES deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

Record ownership of the global CODES may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. Owners of beneficial interests in the CODES may hold their interests in the global CODES directly through DTC if such owner is a participant in DTC, or indirectly through organizations that are direct DTC participants if such owner is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Owners may also beneficially own interests in the global CODES held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

So long as Cede & Co., as nominee of DTC, is the registered owner of the global CODES, Cede & Co. for all purposes will be considered the sole holder of the global CODES. Except as provided below, owners of beneficial interests in the global CODES:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the global CODES.

We will wire, through the facilities of the trustee, payments of principal, interest (including contingent interest and additional amounts, if any) and premium, if any, on the global CODES to Cede & Co., the nominee of DTC, as the registered owner of the global CODES. None of CSG Systems, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global CODES to owners of beneficial interests in the global CODES.

It is DTC’s current practice, upon receipt of any payment of principal of, premium, if any, and interest on the global CODES, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the CODES represented by the global CODES, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in CODES represented by the global CODES held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If you would like to convert your CODES pursuant to the terms of the CODES, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the CODES represented by global CODES to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

Neither CSG Systems nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of the CODES, including, without limitation, the presentation of the CODES for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global CODES are credited and only for the principal amount of the CODES for which directions have been given.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the CODES. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global CODES among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause CODES to be issued in definitive form in exchange for the global CODES. Notwithstanding anything herein to the contrary, if an event of default has occurred and is continuing with respect to the CODES, any owner of a beneficial interest in the CODES may request that we cause CODES in definitive form in respect of that owner’s beneficial interest to be issued to that owner. If we do not promptly cause CODES in definitive form to be delivered to that owner of a beneficial interest, that beneficial owner will have direct rights against us under the indenture as if it had received CODES in definitive form. None of CSG Systems, the trustee or any of their respective agents will have any responsibility for the performance by DTC, direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global CODES.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding CODES or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the CODES have become due and payable, whether at stated maturity, on any redemption date, repurchase date or change in control purchase date, upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding CODES and paying all other sums payable under the indenture by us.

Calculations in Respect of CODES

We or our agents will be responsible for making all calculations called for under the CODES. These calculations include, but are not limited to, determination of the trading prices of the CODES and the closing prices of our common stock and amounts of contingent interest and additional amounts, if any, payable on the CODES. We or our agents will make all these calculations in good faith and, absent manifest error, these calculations will be final and binding on holders of CODES. We, or our agents, will provide a schedule of these calculations to the trustee, and the trustee is entitled to rely upon the accuracy of these calculations without independent verification.

DESCRIPTION OF CAPITAL STOCK

General Matters

The following description of our common stock and preferred stock and the relevant provisions of our restated certificate of incorporation and by-laws are summaries thereof and are qualified by reference to our restated certificate of incorporation and by-laws, copies of which have been filed with the SEC. The summary is not complete. You should read our restated certificate of incorporation and by-laws for the provisions that are important to you. As used herein, “we,” “us” and “our” refer to CSG Systems International, Inc., only, and do not include its current or future subsidiaries.

As indicated below, certain provisions of the Delaware General Corporation Law (“DGCL”), the restated certificate of incorporation and the bylaws summarized in the following paragraphs may have an anti-takeover effect. This may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interests, including those attempts that might result in a premium over the market price for its shares.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. The registrar and transfer agent for the common stock is EquiServe Trust Company, N.A.

Common Stock

As of January 1, 2005, there were 51,016,326 shares of common stock outstanding held of record by 286 stockholders of record.

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Subject to preferences applicable to any preferred stock outstanding at the time, holders of common stock are entitled to receive ratably such dividends, if any, as our board of directors lawfully may declare from time to time. Upon our dissolution, the holders of common stock are entitled to share ratably in the assets remaining after payment of our liabilities and subject to the liquidation preference of any outstanding preferred stock. Holders of common stock, as such, have no preemptive, subscription, redemption, or conversion rights and are not subject to future calls or assessments by us. The outstanding shares of common stock are fully paid and non-assessable. The rights, preferences, and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue from time to time in the future.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more series, and to fix the rights, preferences, privileges and restrictions, including the dividend, conversion, voting, redemption (including sinking fund provisions) and other rights, liquidation preferences and the number of shares constituting any series and the designations of such series, without any further vote or action by our stockholders. The provisions of any preferred stock could adversely affect the voting power of the holders of common stock and could, among other things, have the effect of delaying, deferring or preventing a change in control of our company.

Stock Incentive Plans

As of September 30, 2004, we had four stock incentive plans, under which an aggregate of 14,964,000 shares of common stock were reserved for issuance, of which 6,193,682 shares were available for future issuance. Depending upon the specific provisions of each of the respective plans, the shares available for issuance are limited to certain individuals, and limited to certain types of awards, including issuance in the form of stock options, stock appreciation rights, performance unit awards, restricted stock awards or stock bonus awards. Historically, the awards issued pursuant to these plans have consisted primarily of stock options and restricted stock. Stock options are granted with an exercise price equal to the fair market value of our common stock as of the date of the grant. Generally, options vest over four years and have a maximum term of ten years. Certain outstanding stock options become fully vested upon a change of control of our company. As of September 30, 2004, options to purchase 2,169,008 shares of common stock were outstanding under the various plans, of which 1,187,865 shares were exercisable.

Substantially all of our restricted stock grants to date have been issued in exchange for surrendered stock options. For those that have not been subject to such exchanges, the restricted stock is issued at no cost to the individual. Restricted stock awards typically vest over three or four years, depending on the specific awards. Certain restricted stock awards become fully vested upon a change of control of our company. As of September 30, 2004, 2,358,701 shares of restricted stock awards had been issued, of which 1,792,812 shares were not vested.

Employee Stock Purchase Plan

Under our employee stock purchase plan, 958,043 shares of common stock have been reserved for sale to our employees through payroll deductions. The price for shares purchased under the plan is 85% of market value on the last day of the purchase period. Purchases are made at the end of each month.

As of September 30, 2004, 511,479 shares were available for issuance and purchase.

Limitation of Liability

As permitted by the Delaware General Corporation Law, our restated certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock; or

•	for any transaction from which the director derives an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his duty of care. Although stockholders may continue to seek injunctive or other equitable relief for an alleged breach of fiduciary duty by a director, stockholders may not have any effective remedy against the challenged conduct if equitable remedies are unavailable.

Our by-laws require us, to a maximum extent and in the manner permitted by the General Corporation Law of Delaware, to indemnify each of our directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding arising by reason of the fact that the person is or was our director, officer, employee or agent. In addition, we may, to the extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each of our employees and agents (other than directors and officers) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred in connection with any action, suit or proceeding arising by reason of the fact that the person is or was our employee or agent. We maintain directors and officers liability insurance for the benefit of our directors and officers.

We have entered into separate indemnification agreements with each of our directors and certain executive and other officers pursuant to which we have agreed, among other things, and subject to certain limited exceptions: (i) to indemnify them to the fullest extent permitted by law against any claims and expenses incurred in connection therewith arising out of any event or occurrence relating to their status as director, officer, employee, agent, or fiduciary of our company or of any other entity as to which they served at our request or by reason of any action or inaction while serving in such capacity, and (ii) to advance any such expenses no later than five days after demand.

Business Combination Provisions

The business combination provision contained in Section 203 of the Delaware General Corporation Law, or Section 203, defines an interested stockholder as any person that:

•	owns, directly or indirectly 15% or more of the outstanding voting stock of a corporation; or

•	is an affiliate or associate of a corporation and was the owner of 15% or more of the outstanding voting stock at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and the associates of such person.

Under Section 203, a corporation may not engage in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless:

•	prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for determining the number of shares outstanding, (a) shares owned by persons who are directors and officers and (b) employee stock plans, in certain instances); or

•	on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

The restrictions imposed by Section 203 will not apply if:

•	the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by Section 203;

•	the board of directors, within 90 days of the effective date of Section 203, adopts an amendment to its by-laws expressly electing not to be governed by Section 203;

•	the corporation, by the action of its stockholders holding a majority of outstanding stock, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203 (such amendment will not be effective until 12 months after adoption and shall not apply to any business combination between such corporation and any person that became an interested stockholder of such corporation on or prior to such adoption);

•	the corporation does not have a class of voting stock that is listed on a national securities exchange, authorized for quotation on the Nasdaq Stock Market or held by more than 2,000 shareholders provided that any of the foregoing did not result from an interested stockholder transaction;

•	the business combination is with an interested stockholder who became an interested stockholder when the restrictions did not apply by reason of any of the four foregoing paragraphs;

•	the stockholder became an interested stockholder inadvertently, and as soon as practicable, divests itself of enough shares to cease being an interested stockholder, and would not have otherwise been an interested stockholder for three years prior to the business combination; or

•	the business combination is proposed after the public announcement or notice but before the start or abandonment of a certain transaction (including certain types of mergers or consolidations of the corporation, the disposition of 50% or more of the corporation’s assets including any subsidiaries, or proposed tender offer or exchange of 50% or more of the outstanding voting stock of the corporation) and is with a person who has not been an interested stockholder for the past three years (or who became an interested stockholder either with the board of director’s approval or before any amendment to the certificate of incorporation electing to be governed by this Section 203) and who is approved or not opposed by the majority of the board of directors who are not interested stockholders.

We have not elected out of the statute and therefore the restrictions imposed by Section 203 will apply to us.

Other Anti-Takeover Provisions

Certain provisions of our restated certificate of incorporation and by-laws also may have the effect of prohibiting or delaying a change of control of our company. Our restated certificate of incorporation and by-laws provide that:

•	our board of directors be divided into three classes, each of whose members will serve for a term of three years, with the members of one class being elected each year;

•	directors may be removed by the stockholders only for cause, and only by the affirmative vote of the holders of at least 75% of the voting power of all outstanding shares of our capital stock entitled to vote in an election of directors, voting as a single class;

•	any vacancy on our board of directors may be filled only by a majority vote of the remaining directors then in office, although less than a quorum;

•	our board of directors shall consist of not fewer than five members and not more than thirteen members, with the exact number of members within such range to be determined by a majority vote of the total number of authorized directors most recently fixed by the board of directors; and

•	a stockholder desiring to nominate a person for election to the board of directors must deliver written notice thereof to our secretary not less than 120 days in advance of the date which is one year later than the date of our proxy statement released to stockholders in connection with the previous year’s annual meeting (or by other specified dates in certain circumstances, including a meeting which is not an annual meeting). Certain information must be provided to us with respect to stockholder nominees and the stockholder making the nomination.

Our restated certificate of incorporation requires the affirmative vote of the holders of at least 75% of the voting power of all outstanding shares of our capital stock then entitled to vote in an election of directors, voting as a single class, to alter, amend or repeal the provisions of the restated certificate of incorporation discussed above or to adopt any provision of our restated certificate of incorporation or by-laws inconsistent with the provisions discussed above.

In addition, our by-laws provide that:

•	stockholders seeking to bring business before an annual meeting of stockholders must provide advance notice,

•	special meetings of stockholders may be called only by our board of directors, the chairman of our board of directors or our president, and

•	no business may be conducted at a special meeting of the stockholders other than business brought before the meeting by our board of directors, the chairman of our board of directors or our president.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

The following is a discussion of the material U.S. federal income tax consequences relevant to holders of the CODES. This discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and existing and proposed Treasury regulations now in effect, all of which are subject to change (possibly with retroactive effect) or differing interpretations. The discussion below applies only to purchasers of the CODES who hold the CODES as capital assets and does not purport to deal with persons in special tax situations, such as certain financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, certain former citizens or residents of the United States, entities generally exempt from U.S. federal income tax, persons holding CODES in a tax deferred or tax-advantaged account, as a position in a “straddle” or as part of a “hedge,” “conversion” or other risk-reduction transaction for tax purposes, and Non-U.S. Holders (as defined below) that hold, or will hold, more than 5% of the CODES or that hold or will hold, actually or constructively (pursuant to the conversion feature or otherwise), more than 5% of our common stock. Special rules apply to holders who purchase the CODES at a price other than the adjusted issue price, as discussed below. Persons considering the purchase of the CODES should consult their own tax advisors concerning the application of the U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the CODES arising under the laws of any state, local, foreign or other taxing jurisdiction.

We do not address all of the tax consequences that may be relevant to a holder of CODES. In particular, we do not address:

•	the U.S. federal income tax consequences to stockholders in, or partners or beneficiaries of, an entity that is a holder of CODES;

•	the U.S. federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of CODES;

•	any state, local or foreign tax consequences of the purchase, ownership or disposition of CODES; or

•	any U.S. federal, state, local or foreign tax consequences of owning or disposing of common stock.

The U.S. federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds the CODES generally will depend on such partner’s particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

We urge prospective investors to consult their own tax advisors with respect to the tax consequences of the purchase, ownership and disposition of CODES in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

Classification of the CODES

In the opinion of our counsel, Davis Polk & Wardwell, the CODES will be treated as indebtedness for United States federal income tax purposes and the CODES will be subject to the special Treasury regulations governing contingent payment debt instruments, or the contingent debt regulations, as described below. Moreover, pursuant to the terms of the indenture, we and every holder agree (in the absence of administrative pronouncement or judicial ruling to the contrary), for U.S. federal income tax purposes, to treat the CODES as debt instruments that are subject to contingent debt regulations and to be bound by our application of the contingent debt regulations to the CODES, including our determination of the rate at which interest will be deemed to accrue on the CODES and the related “projected payment schedule” determined by us as described below, and our treatment of the fair market value of any common stock received upon conversion of a CODES as a contingent payment.

Although our counsel is opining that the CODES will be treated as indebtedness subject to the contingent debt regulations, our counsel has advised us that the proper application of certain aspects of the contingent debt regulations to the CODES is not entirely clear. Moreover, although the Internal Revenue Service, or the IRS, has issued a revenue ruling with respect to instruments having certain features similar to the CODES, no ruling has been or is expected to be sought from the IRS with respect to the U.S. federal income tax consequences discussed below. Thus, the IRS would not be precluded from taking contrary positions. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and the tax consequences described below. You should be aware that different treatment from that described below could affect the amount, timing, source and character of income, gain or loss with respect to an investment in the CODES. For example, a holder might be required to accrue interest income at a higher or lower rate, might not recognize income, gain or loss upon conversion of a CODES into common stock, and might recognize capital gain or loss upon a taxable disposition of a CODES.

The remainder of this discussion is the opinion of our counsel, Davis Polk & Wardwell, and addresses the material U.S. federal income tax consequences of an investment in the CODES under the contingent debt regulations and related Treasury regulations.

U.S. Holders

For purposes of this discussion, a U.S. Holder is a beneficial owner of the CODES that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate if its income is subject to U.S. federal income taxation regardless of its source.

Accrual of Interest on the CODES

Pursuant to the contingent debt regulations, U.S. Holders of the CODES will be required to accrue interest income on the CODES on a constant-yield basis, based on a comparable yield to maturity as described below, regardless of whether such holders use the cash or accrual method of tax accounting. As such, U.S. Holders generally will be required to include interest in income each year in excess of any stated interest payments actually received in that year.

The contingent debt regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of the CODES that equals:

•	the product of (a) the adjusted issue price (as defined below) of the CODES as of the beginning of the accrual period and (b) the comparable yield to maturity (as defined below) of the CODES, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that the U.S. Holder held the CODES.

The issue price of a CODES is the first price at which a substantial amount of the CODES is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a CODES is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments (in accordance with the projected payment schedule described below) previously made with respect to the CODES.

The term “comparable yield” as used in the contingent debt regulations means the annual yield we would pay, as of the issue date, on a fixed-rate, nonconvertible debt instrument with no contingent payments, but with terms and conditions otherwise comparable to those of the CODES. We have determined that the comparable yield for the CODES is 9.09%, compounded semi-annually. The precise manner of calculating the comparable yield is not entirely clear. If our determination of the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially greater or less than the comparable yield determined by us.

The contingent debt regulations require that we provide to U.S. Holders, solely for U.S. federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as “projected payments,” on the CODES. This schedule must produce a yield to maturity that equals the comparable yield. The projected payment schedule includes estimates for contingent interest payments and an estimate for a payment at maturity taking into account the conversion feature. In this connection, the fair market value of any common stock (and cash, if any) received by a holder upon conversion will be treated as a contingent payment. Holders may obtain the projected payment schedule by submitting a written request for such information to us at: CSG Systems International, Inc., 7887 East Belleview, Englewood, CO 80111, Attention: Senior Vice-President, Investor Relations.

By purchasing the CODES, a U.S. Holder agrees in the indenture to be bound by our determination of the comparable yield and projected payment schedule and agrees to use the comparable yield and projected payment schedule in determining its interest accruals, and the adjustments thereto described below, in respect of the CODES for U.S. federal income tax purposes.

The comparable yield and the projected payment schedule are not used for any purpose other than to determine a holder’s interest accruals and adjustments thereto in respect of the CODES for U.S. federal income tax purposes. They do not constitute a projection or representation regarding the actual amounts payable on the CODES.

Adjustments to Interest Accruals on the CODES

If, during any taxable year, a U.S. Holder of CODES receives actual payments with respect to such CODES that, in the aggregate, exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the contingent debt regulations equal to the amount of such excess. The U.S. Holder will treat a net positive adjustment as additional interest income in that taxable year.

If a U.S. Holder receives in a taxable year actual payments with respect to the CODES that, in the aggregate, are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the contingent debt regulations equal to the amount of such deficit. This net negative adjustment will (a) reduce the U.S. Holder’s interest income on the CODES for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder’s interest income on the CODES during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions under Section 67 of the Code. Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the CODES or to reduce the amount realized on a sale, exchange, conversion or retirement of the CODES.

Purchase of the CODES at a Price other than the Adjusted Issue Price

If a U.S. Holder purchases a CODES for an amount that differs from the adjusted issue price of the CODES at the time of purchase, the regular rules for accruing acquisition premium and market discount will not apply. Instead, the contingent debt regulations require the U.S. Holder to apply special accrual rules pursuant to which the difference will be taken into account as a series of positive adjustments—if the U.S. Holder’s tax basis is less than the adjusted issue price—or negative adjustments—if the U.S. Holder’s tax basis is greater than the adjusted issue price.

In addition, the timing of the adjustments will vary based upon whether the difference is attributable to changes in market interest rates or changed expectations regarding projected payments in respect to the CODES. For example, if the difference between the U.S. Holder’s tax basis is attributable to changes in market interest rates, a U.S. Holder must reasonably allocate the difference to daily portions of interest. Similarly, should the difference be attributable to changed expectations regarding projected payments in respect of the CODES, such as a change in the anticipated value of our common stock, a U.S. Holder must reasonably allocate the difference to the projected payment at maturity.

The rules governing the purchase of an instrument such as the CODES at a price other than the adjusted issue price are complex. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

Sale, Exchange, Conversion, Repurchase or Redemption of CODES

Generally the sale, exchange, conversion, repurchase or redemption of a CODES will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a sale, exchange, conversion, repurchase or redemption of a CODES will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any common stock received, and (b) the U.S. Holder’s adjusted tax basis in the CODES. A U.S. Holder’s adjusted tax basis in a CODES generally will be equal to the U.S Holder’s original purchase price for the CODES, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and decreased by the amount of any projected payments that previously have been scheduled to be made in respect of the CODES (without regard to the actual amount paid).

Gain recognized by a U.S. Holder upon a sale, exchange, conversion, repurchase or redemption of a CODES generally will be treated as ordinary interest income; any loss will be ordinary loss to the extent of the excess of previous interest inclusions over the total net negative adjustments previously taken into account as ordinary losses in respect of the CODES, and thereafter capital loss (which will be long-term if the CODES is held for more than one year). The deductibility of capital losses is subject to limitations.

A U.S. Holder’s tax basis in common stock received upon a conversion of a CODES will equal the then current fair market value of such common stock. The U.S. Holder’s holding period for the common stock received will commence on the day immediately following the date of conversion.

Constructive Dividends to Holders of CODES

If at any time we were to make a distribution of cash or property to our stockholders that would be taxable to the stockholders as a dividend for U.S. federal income tax purposes and, in accordance with the anti-dilution provisions of the CODES, the conversion rate of the CODES were increased, such increase may be deemed to be the payment of a taxable dividend to holders of the CODES to the extent of our current and accumulated earnings and profits, notwithstanding the fact that the holders do not receive a cash payment.

If the conversion rate is increased at our discretion or in certain other circumstances, such increase also may be deemed to be the payment of a taxable dividend to holders, notwithstanding the fact that the holders do not receive a cash payment. In certain circumstances the failure to make an adjustment of the conversion rate under the indenture may result in a taxable distribution to holders of our common stock. Any deemed distribution will be taxable as a dividend, return of capital or capital gain in accordance with the tax rules applicable to corporate distributions, but may not be eligible for the reduced rates of tax applicable to certain dividends paid to individual holders nor to the dividends received deduction applicable to certain dividends paid to corporate holders.

Backup Withholding Tax and Information Reporting

Payments of principal, premium, if any, and interest (including original issue discount and a payment in common stock pursuant to a conversion of a CODES) on, and the proceeds of dispositions of, the CODES or shares of our common stock may be subject to information reporting and U.S. federal backup withholding tax (currently at the rate of 28%) if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Backup withholding is not an additional tax. Any amounts so withheld will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle a holder to a refund, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

The following is the opinion of our counsel, Davis Polk & Wardwell, and addresses the material United States federal income tax consequences that will apply to you if you are a Non-U.S. Holder of a CODES. The term “Non-U.S. Holder” means a beneficial owner of a CODES that is, for United States federal income tax purposes:

•	an individual who is classified as a nonresident alien for U.S. federal income tax purposes;

•	a foreign corporation; or

•	a foreign estate or trust.

Non-U.S. Holders should consult their own tax advisors to determine the United States federal, state, local and foreign tax consequences that may be relevant to them.

Payments on or Sale or Conversion of the CODES

Generally, all payments on the CODES made to a Non-U.S. Holder, including a payment in our common stock or cash pursuant to a conversion, exchange, redemption or retirement of a CODES and any gain realized on a sale of the CODES, will be exempt from United States federal withholding tax, provided that:

•	such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

•	the beneficial owner of a CODES certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements;

•	such payments are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States;

•	the Non-U.S. Holder is not a bank receiving payments on the CODES pursuant to a loan agreement entered into in the ordinary course of its trade or business;

•	in the case of a sale, conversion, exchange, redemption or retirement of the CODES, such Non-U.S. Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; and

•	in the case of gain realized on the sale, conversion, exchange, redemption or retirement of the CODES, we are not, and have not been within the shorter of the five-year period preceding the sale, conversion, exchange, redemption or retirement and the period during which the Non-U.S. Holder held the CODES, a U.S. real property holding corporation.

We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

If a Non-U.S. Holder of the CODES is engaged in a trade or business in the United States, and if the payments on the CODES are effectively connected with the conduct of such trade or business, the Non-U.S.

Holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be subject to regular United States federal income tax on payments on the CODES in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Constructive Dividends to Holders of CODES

Any deemed dividends, as described above under “—U.S. Holders—Constructive Dividends to Holders of CODES,” may be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide an IRS Form W-8BEN (or successor form) certifying its entitlement to benefits under a treaty. However, deemed dividends that are effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable individual or corporate tax rates. Such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order for effectively connected income to be exempt from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, it may be subject to the branch profits tax described above.

Backup Withholding Tax and Information Reporting

Information reporting will apply to each Non-U.S. Holder on payments of interest on the CODES, regardless of whether withholding was required and any tax was withheld with respect to the interest.

A Non-U.S. Holder generally will not be subject to backup withholding with respect to payments on the CODES, provided that (i) the payor does not have reason to know that the holder is a U.S. person, and (ii) the holder has furnished to the payor a valid IRS Form W-8BEN (or successor form) certifying, under penalties of perjury, its status as a non-U.S. person, or the holder otherwise establishes an exemption. A Non-U.S. Holder generally will not be subject to backup withholding with respect to proceeds from the disposition of the CODES to or through the U.S. office of a broker, provided that the holder provides the certification described in the preceding sentence and the payor does not have reason to know that the holder is a U.S. person, or the holder otherwise establishes an exemption. The payment of proceeds from the sale or other disposition of the CODES to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if such broker is (i) a U.S. person, (ii) a controlled foreign corporation for U.S. federal income tax purposes, (iii) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such partnership is engaged in the conduct of a U.S. trade or business, or (iv) a foreign person, 50% or more of the gross income of which is effectively connected with the conduct of a U.S. trade or business for a specified 3 year period, then the sale or disposition of the CODES will be subject to information reporting. The amount of any backup withholding will be allowed as a credit against the Non-U.S. Holder’s United States federal income tax liability, provided that the required information is furnished to the IRS. Non-U.S. Holders of the CODES should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such exemption, if applicable.

SELLING SECURITYHOLDERS

We originally issued the CODES in June 2004. The CODES were resold by the initial purchasers to persons reasonably believed by the initial purchasers to be “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The CODES and the underlying common stock that may be offered with this prospectus will be offered by the selling securityholders, which includes their transferees, pledgees or donees or their successors. The table below sets forth certain information concerning the principal amount of CODES beneficially owned by each selling securityholder and the number of shares of underlying common stock that may be offered from time to time with this prospectus. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or with any of our predecessors or affiliates.

Selling securityholders may be deemed to be “underwriters,” as defined in the Securities Act. Any profits realized by the selling securityholders may be deemed to be underwriting commissions.

While we can elect, upon conversion of each CODES, to deliver to the converting holder shares of our common stock, cash or any combination of shares and cash, the number of shares of common stock shown in the table below assumes conversion of the full amount of CODES held by such holder at the initial conversion rate of 37.3552 shares per $1,000 principal amount of securities into our common stock. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the securities may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the debt securities. Cash will be paid instead of fractional shares, if any.

We have prepared the table below based on information given to us by the selling securityholders on or prior to the date of this prospectus. However, any or all of the CODES or the common stock listed below may be offered for sale with this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amount of CODES or common stock that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their securities since the date this information was last provided to us.

Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements or post-effective amendments. From time to time, additional information concerning ownership of the CODES and the underlying common stock may rest with holders of the CODES or the common stock not named in the table below and of whom we are unaware.

Name of Selling Securityholder	Aggregate Principal Amount of CODES Beneficially Owned That May Be Sold	Percentage of CODES Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering (1)		Number of Shares of Common Stock That May Be Sold (2)	Number of Shares of Common Stock Held After Offering (3)	Percentage of Common Stock Outstanding After Offering (3)
Acuity Master Fund, Ltd.(4)	$1,800,000	*	67,239		67,239	—	—
Allstate Insurance Company(5)(6)	$3,750,000	1.63%	158,782	(7)	140,082	18,700(7)	*(7)
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.(8)	$8,940,000	3.89%	333,955		333,955	—	—
Argent Classic Convertible Arbitrage Fund II, L.P.(9)	$120,000	*	4,482		4,482	—	—
Argent Classic Convertible Arbitrage Fund L.P.(9)	$510,000	*	19,051		19,051	—	—

Name of Selling Securityholder	Aggregate Principal Amount of CODES Beneficially Owned That May Be Sold	Percentage of CODES Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering (1)	Number of Shares of Common Stock That May Be Sold (2)	Number of Shares of Common Stock Held After Offering (3)	Percentage of Common Stock Outstanding After Offering (3)
Argent LowLev Convertible Arbitrage Fund II, LLC(9)	$60,000	*	2,241	2,241	—	—
Argent LowLev Convertible Arbitrage Fund LLC(9)	$370,000	*	13,821	13,821	—	—
Argent LowLev Convertible Arbitrage Fund Ltd.(8)	$1,000,000	*	37,355	37,355	—	—
Associated Electric & Gas Insurance Services Limited(10)	$200,000	*	7,471	7,471	—	—
Aventis Pension Master Trust(10)	$300,000	*	11,206	11,206	—	—
Bank of America Pension Plan(11)	$2,000,000	*	74,710	74,710	—	—
Barnet Partners Limited(11)	$3,400,000	1.48%	127,007	127,007	—	—
Boilermaker-Blacksmith Pension Trust(10)	$2,100,000	*	78,445	78,445	—	—
BTOP Multi Strategy Master Portfolio Ltd.(12)	$625,000	*	23,347	23,347	—	—
CALAMOS® Convertible Fund—CALAMOS® Investment Trust(10)	$13,300,000	5.78%	496,824	496,824	—	—
CALAMOS® Growth & Income Fund—CALAMOS® Investment Trust(10)	$15,000,000	6.52%	560,328	560,328	—	—
CALAMOS® Growth & Income Portfolio—CALAMOS® Advisors Trust(10)	$110,000	*	4,109	4,109	—	—
CEMEX Pension Plan(10)	$155,000	*	5,790	5,790	—	—
Century Park Trust(11)	$1,600,000	*	59,768	59,768	—	—
Chrysler Corporation Master Retirement Trust(5)(13)	$4,115,000	1.79%	153,716	153,716	—	—
City of Knoxville Pension System(10)	$330,000	*	12,327	12,327	—	—
Class C Trading Company, Ltd.(14)	$170,000	*	6,350	6,350	—	—
Consulting Group Capital Markets Funds(10)	$850,000	*	31,751	31,751	—	—
Convertible Securities Fund(15)	$80,000	*	2,988	2,988	—	—
Credit Suisse First Boston Europe Ltd.(5)(16)	$30,000	*	1,120	1,120	—	—
Custom Investments PCC, Ltd.(14)	$80,000	*	2,988	2,988	—	—
Delta Airlines Master Trust(10)	$1,320,000	*	49,308	49,308	—	—
Delta Airlines Master Trust—CV(5)(13)	$1,000,000	*	37,355	37,355	—	—
Delta Pilots Disability and Survivorship Trust(10)	$455,000	*	16,996	16,996	—	—
Delta Pilots Disability & Survivorship Trust—CV(5)(13)	$500,000	*	18,677	18,677	—	—

Name of Selling Securityholder	Aggregate Principal Amount of CODES Beneficially Owned That May Be Sold	Percentage of CODES Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering (1)	Number of Shares of Common Stock That May Be Sold (2)	Number of Shares of Common Stock Held After Offering (3)	Percentage of Common Stock Outstanding After Offering (3)
D.E. Shaw Investment Group, L.L.C.(5)(17)	$1,100,000	*	134,590	41,090	93,500	*
D.E. Shaw Valence Portfolios, L.L.C.(5)(17)	$5,900,000	2.57%	794,809	220,395	574,414	1.13%
Dorinco Reinsurance Company(10)	$925,000	*	34,553	34,553	—	—
F.M. Kirby Foundation, Inc.(5)(13)	$1,000,000	*	37,355	37,355	—	—
General Motors Welfare Benefit Trust(11)	$2,500,000	1.09%	93,388	93,388	—	—
Genesys Regional Medical Center(10)	$183,000	*	6,836	6,836	—	—
Geode U.S. Convertible Arbitrage Fund, a segregated account of Geode Capital Master Fund Ltd.(18)	$2,000,000	*	74,710	74,710	—	—
Guggenheim Portfolio Co. XV, LLC(19)	$1,000,000	*	37,355	37,355	—	—
HFR CA Global Select Master Trust Account(9)	$100,000	*	3,735	3,735	—	—
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust(5)(13)	$545,000	*	20,358	20,358	—	—
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust(5)(13)	$530,000	*	19,798	19,798	—	—
International Truck & Engine Corporation Retiree Health Benefit Trust (5)(13)	$215,000	*	8,031	8,031	—	—
KBC Convertible MAC28 Fund(5)(20)	$740,000	*	27,642	27,642	—	—
KBC Convertible Opportunities Fund(5)(20)	$6,390,000	2.78%	238,699	238,699	—	—
KBC Multi Strategy Arbitrage Fund(5)(20)	$6,440,000	2.80%	240,567	240,567	—	—
Kettering Medical Center Funded Depreciation Account(10)	$100,000	*	3,735	3,735	—	—
Knoxville Utilities Board Retirement System(10)	$155,000	*	5,790	5,790	—	—
Laurel Ridge Capital, LP(21)	$2,000,000	*	74,710	74,710	—	—
Lehman Brothers Inc.(22)(23)	$15,000,000	6.52%	560,328	560,328	—	—
Louisiana Workers’ Compensation Corporation(10)	$415,000	*	15,502	15,502	—	—

Name of Selling Securityholder	Aggregate Principal Amount of CODES Beneficially Owned That May Be Sold	Percentage of CODES Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering (1)	Number of Shares of Common Stock That May Be Sold (2)	Number of Shares of Common Stock Held After Offering (3)	Percentage of Common Stock Outstanding After Offering (3)
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent(9)	$310,000	*	11,580	11,580	—	—
Macomb County Employees’ Retirement System(10)	$345,000	*	12,887	12,887	—	—
McMahan Securities Co. L.P.(22)(24)	$183,000	*	6,836	6,836	—	—
Melody IAM Fund(5)(20)	$430,000	*	16,062	16,062	—	—
Microsoft Corporation(5)(13)	$1,000,000	*	37,355	37,355	—	—
Morgan Stanley Convertible Securities Trust (5)(25)	$2,000,000	*	74,710	74,710	—	—
Motion Picture Industry Health Plan—Active Member Fund(5)(13)	$110,000	*	4,109	4,109	—	—
Motion Picture Industry Health Plan—Retiree Member Fund(5)(13)	$80,000	*	2,988	2,988	—	—
Munson Medical Center Retirement Plan(10)	$90,000	*	3,361	3,361	—	—
Munson2 Healthcare Board Designated Operating Fund(10)	$74,000	*	2,764	2,764	—	—
Nations Convertible Securities Fund(15)	$9,920,000	4.31%	370,563	370,563	—	—
North Slope Borough(10)	$227,000	*	8,479	8,479	—	—
Oakwood Assurance Company(10)	$57,000	*	2,129	2,129	—	—
Oakwood Healthcare Inc. Endowment(10)	$9,000	*	336	336	—	—
Oakwood Healthcare Inc. Funded Depreciation(10)	$98,000	*	3,660	3,660	—	—
Oakwood Healthcare Inc.—OHP(10)	$11,000	*	410	410	—	—
Oakwood Healthcare Inc. (Pension)(10)	$183,000	*	6,836	6,836	—	—
OCM Convertible Trust(5)(13)	$2,030,000	*	75,831	75,831	—	—
OCM Global Convertible Securities Fund(5)(13)	$150,000	*	5,603	5,603	—	—
Oppenheimer Convertible Securities Fund(5)(26)	$3,500,000	1.52%	130,743	130,743	—	—
Partner Reinsurance Company Ltd.(5)(13)	$870,000	*	32,499	32,499	—	—
Partners Group Alternative Strategies PCC Ltd.(9)	$200,000	*	7,471	7,471	—	—
Peoples Benefit Life Insurance Company Teamsters(11)	$7,000,000	3.04%	261,486	261,486	—	—
Port Authority of Allegheny County Consolidated Trust Fund(10)	$65,000	*	2,428	2,428	—	—

Name of Selling Securityholder	Aggregate Principal Amount of CODES Beneficially Owned That May Be Sold	Percentage of CODES Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering (1)	Number of Shares of Common Stock That May Be Sold (2)	Number of Shares of Common Stock Held After Offering (3)	Percentage of Common Stock Outstanding After Offering (3)
Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union(10)	$715,000	*	26,708	26,708	—	—
Prisma Foundation(10)	$155,000	*	5,790	5,790	—	—
Pyramid Equity Strategies Fund(12)	$125,000	*	4,669	4,669	—	—
Qwest Occupational Health Trust(5)(13)	$230,000	*	8,591	8,591	—	—
Ramius Capital Group(5)(19)	$500,000	*	18,677	18,677	—	—
RCG Halifax Master Fund, LTD(5)(19)	$750,000	*	28,016	28,016	—	—
RCG Latitude Master Fund, LTD(5)(19)	$4,500,000	1.96%	168,098	168,098	—	—
Retail Clerks Pension Trust(11)	$1,000,000	*	37,355	37,355	—	—
Saranac Capital Management L.P. on behalf of Citigroup Alternative Investments Diversified Arbitrage Strategies Fund Ltd.(27)	$833,000	*	31,116	31,116	—	—
Saranac Capital Management L.P. on behalf of Citigroup Alternative Investments Enhanced Arbitrage Strategies Fund(27)	$247,000	*	9,226	9,226	—	—
Saranac Capital Management L.P. on behalf of Citigroup Alternative Investments Market Neutral Arbitrage Fund L.P.(27)	$121,000	*	4,519	4,519	—	—
Saranac Capital Management L.P. on behalf of Citigroup Alternative Investments QIP Multi Strategy Arbitrage Portfolio(27)	$3,872,000	1.68%	144,639	144,639	—	—
Saranac Capital Management L.P. on behalf of Saranac Erisa Arbitrage LTD(27)	$827,000	*	30,892	30,892	—	—
Saranac Capital Management L.P. on behalf of Saranac Erisa Arbitrage LP(27)	$100,000	*	3,735	3,735	—	—
SCI Endowment Care Common Trust Fund—National Fiduciary Services(10)	$180,000	*	6,723	6,723	—	—
SCI Endowment Care Common Trust Fund—Suntrust(10)	$100,000	*	3,735	3,735	—	—
SCI Endowment Care Common Trust Fund—Wachovia(10)	$45,000	*	1,680	1,680	—	—

Name of Selling Securityholder	Aggregate Principal Amount of CODES Beneficially Owned That May Be Sold	Percentage of CODES Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering (1)		Number of Shares of Common Stock That May Be Sold (2)	Number of Shares of Common Stock Held After Offering (3)	Percentage of Common Stock Outstanding After Offering (3)
Silver Convertible Arbitrage Fund, LDC(14)	$200,000	*	7,471		7,471	—	—
SPT(10)	$2,050,000	*	76,578		76,578	—	—
State Employees’ Retirement Fund of the State of Delaware(5)(13)	$1,190,000	*	44,452		44,452	—	—
St. Alban’s Partners Ltd.(11)	$6,900,000	3.00%	257,750		257,750	—	—
TCW Group, Inc.(28)	$6,005,000	2.61%	224,317		224,317	—	—
The California Wellness Foundation(10)	$500,000	*	18,677		18,677	—	—
The Cockrell Foundation(10)	$85,000	*	3,175		3,175	—	—
The Dow Chemical Company Employees’ Retirement Plan(10)	$2,560,000	1.11%	95,629		95,629	—	—
The Drake Offshore Master Fund, Ltd.(29)	$14,500,000	6.30%	541,650		541,650	—	—
The Fondren Foundation(10)	$85,000	*	3,175		3,175	—	—
The St. Paul Travelers Companies, Inc.—Commercial Lines(5)(13)	$200,000	*	7,471		7,471	—	—
The St. Paul Travelers Companies, Inc.—Personal Lines(5)(13)	$135,000	*	5,042		5,042	—	—
Union Carbide Retirement Account(10)	$1,370,000	*	51,176		51,176	—	—
Union Pacific Master Retirement Trust(11)	$1,600,000	*	59,768		59,768	—	—
United Food and Commercial Workers Local 1262 and Employers Pension Fund(10)	$750,000	*	28,016		28,016	—	—
Univar USA Inc. Retirement Plan(10)	$385,000	*	14,381		14,381	—	—
UnumProvident Corporation(5)(13)	$380,000	*	14,194		14,194	—	—
Value Line Convertible Fund Inc.(30)	$350,000	*	13,074		13,074	—	—
Van Kampen Harbor Fund(5)(31)	$3,000,000	1.30%	112,065	(32)	112,065	— (32)	— (32)
Victory Convertible Fund(33)	$500,000	*	18,677		18,677	—	—
Victus Capital, LP(5)(34)	$2,400,000	1.04%	89,652		89,652	—	—
Wachovia Capital Markets LLC(22)(35)	$4,500,000	1.96%	168,098		168,098	—	—
Xavex Convertible Arbitrage 2 Fund(14)	$80,000	*	2,988		2,988	—	—
Xavex Convertible Arbitrage 5 Fund(19)	$750,000	*	28,016		28,016	—	—
Xavex Convertible Arbitrage 10 Fund(14)	$830,000	*	31,004		31,004	—	—
Yield Strategies Fund I, L.P.(11)	$1,500,000	*	56,032		56,032	—	—
Yield Strategies Fund II, L.P.(11)	$1,500,000	*	56,032		56,032	—	—

Sub Total	$209,055,000	90.89%	8,495,905		7,809,291	686,614	1.35%

Name of Selling Securityholder	Aggregate Principal Amount of CODES Beneficially Owned That May Be Sold	Percentage of CODES Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering (1)	Number of Shares of Common Stock That May Be Sold (2)	Number of Shares of Common Stock Held After Offering (3)	Percentage of Common Stock Outstanding After Offering (3)
All other holders of debt securities or future transferees, pledgees, donees, assignees or successors of any of those holders	$20,945,000	9.11%	N/A	782,404	N/A	N/A

TOTAL	$230,000,000	100.0%	N/A	8,591,696	N/A	N/A

*	Represents Less than 1.0%

(1)	Includes shares of common stock held by such holder and the number of shares of common stock issuable upon conversion of the CODES of such holder as described in note (2) below.

(2)	The number of shares of common stock that may be sold shown in the table above assumes conversion of the full amount of CODES held by such holder at the initial conversion rate of 37.3552 shares per $1,000 principal amount at maturity of CODES. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the CODES may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the CODES. Cash will be paid instead of fractional shares, if any.

(3)	Assumes all of the CODES and shares of common stock issuable upon their conversion are sold in the offering, with the total number of our shares of common stock outstanding being 51,016,326 shares (which was the total number of our common shares outstanding as of January 1, 2005).

(4)	David J. Harris and Howard Needle, as managing members, on behalf of Acuity Capital Advisors LLC, have voting and investment power over the securities identified above as beneficially owned by Acuity Master Fund, Ltd.

(5)	This selling securityholder has identified itself as an affiliate of a registered broker-dealer. See “Plan of Distribution” for additional information.

(6)	Allstate Insurance Company is a subsidiary of The Allstate Corporation, a New York Stock Exchange-listed company.

(7)	Does not include shares of common stock held by the following affiliates: (i) Allstate New Jersey Insurance Company—1,500 shares; (ii) Agents Pension Plan—2,000 shares; and (iii) Allstate Retirement Plan—7,800 shares.

(8)	Henry J. Cox, on behalf of Argent Financial Group (Bermuda), Ltd., has voting and investment power over the securities identified above as beneficially owned by Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd. and Argent LowLev Convertible Arbitrage Fund Ltd.

(9)	Nathanial Brown and Robert Richardson, on behalf of Argent Management Company, LLC, have voting and investment power over the securities identified above as beneficially owned by Argent Classic Convertible Arbitrage Fund II, L.P., Argent Classic Convertible Arbitrage Fund L.P., Argent LowLev Convertible Arbitrage Fund II, LLC, Argent LowLev Convertible Arbitrage Fund LLC, HFR CA Global Select Master Trust Account, Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent and Partners Group Alternative Strategies PCC Ltd.

(10)

Nick Calamos has voting and investment power over the securities identified above as beneficially owned by Associated Electric & Gas Insurance Services Limited, Aventis Pension Master Trust, Boilermaker—Blacksmith Pension Trust, CALAMOS® Convertible Fund—CALAMOS® Investment Trust, CALAMOS® Growth & Income Fund—CALAMOS® Investment Trust, CALAMOS® Growth & Income Fund—CALAMOS® Advisors Trust, CEMEX Pension Plan, City of Knoxville Pension System, Consulting Group

Capital Markets Funds, Delta Airlines Master Trust, Delta Pilots Disability & Survivorship Trust, Dorinco Reinsurance Company, Genesys Regional Medical Center, Kettering Medical Center Funded Depreciation Account, Knoxville Utilities Board Retirement System, Louisiana Workers’ Compensation Corporation, Macomb County Employees’ Retirement System, Munson Medical Center Retirement Plan, Munson2 Healthcare Board Designated Operating Fund, North Slope Borough, Oakwood Assurance Company, Oakwood Healthcare Inc. Endowment, Oakwood Healthcare Inc. Funded Depreciation, Oakwood Healthcare Inc.—OHP, Oakwood Healthcare Inc. (Pension), Port Authority of Allegheny County Consolidated Trust Fund, Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union, Prisma Foundation, SCI Endowment Care Common Trust Fund—National Fiduciary Services, SCI Endowment Care Common Trust Fund—Suntrust, SCI Endowment Care Common Trust Fund—Wachovia, SPT, The California Wellness Foundation, The Cockrell Foundation, The Dow Chemical Company Employees’ Retirement Plan, The Fondren Foundation, Union Carbide Retirement Account, United Food and Commercial Workers Local 1262 and Employers Pension Fund and Univar USA Inc. Retirement Plan.

(11)	John Wagner, as portfolio manager, on behalf of Camden Asset Management, has voting and investment power over the securities identified above as beneficially owned by Bank of America Pension Plan, Barnet Partners Limited, Century Park Trust, General Motors Welfare Benefit Trust, Peoples Benefit Life Insurance Company Teamsters, Retail Clerks Pension Trust, St. Alban’s Partners Ltd., Union Pacific Master Retirement Trust, Yield Strategies Fund I, L.P. and Yield Strategies Fund II, L.P.

(12)	Eric Lobben, on behalf of Deutsche Bank Trust Company Americas, has voting and investment power over the securities identified above as beneficially owned by BTOP Multi Strategy Master Portfolio Ltd. and Pyramid Equity Strategies Fund.

(13)	Lawrence W. Keele, on behalf of Oaktree Capital Management, LLC, has voting and investment power over the securities identified above as beneficially owned by Chrysler Corporation Master Retirement Trust, Delta Airlines Master Trust—CV, Delta Pilots Disability & Survivorship Trust—CV, F.M. Kirby Foundation, Inc., International Truck & Engine Corporation Non-Contributory Retirement Plan Trust, International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust, International Truck & Engine Corporation Retiree Health Benefit Trust, Microsoft Corporation, Motion Picture Industry Health Plan—Active Member Fund, Motion Picture Industry Health Plan—Retiree Member Fund, OCM Convertible Trust, OCM Global Convertible Securities Fund, Partner Reinsurance Company Ltd., Qwest Occupational Health Trust, State Employees’ Retirement Fund of the State of Delaware, The St. Paul Travelers Companies, Inc.—Commercial Lines, The St. Paul Travelers Companies, Inc.—Personal Lines and UnumProvident Corporation.

(14)	Nathanial Brown and Robert Richardson, on behalf of Argent International Management Company, LLC, have voting and investment power over the securities identified above as beneficially owned by Class C Trading Company, Ltd., Custom Investments PCC, Ltd., Silver Convertible Arbitrage Fund, LDC, Xavex Convertible Arbitrage 2 Fund and Xavex Convertible Arbitrage 10 Fund.

(15)	Yanfang (Emma) Yan and Ed Cassens, on behalf of BACAP, LLC, have voting and investment power over the securities identified above as beneficially owned by Convertible Securities Fund and Nations Convertible Securities Fund.

(16)	Jeffrey Andrewski has voting and investment power over the securities identified above as beneficially owned by Credit Suisse First Boston Europe Ltd.

(17)	D.E. Shaw & Co. L.P., as either managing member or investment adviser, has voting and investment power over the securities identified above as beneficially owned by D.E. Shaw Investment Group, L.L.C. and D.E. Shaw Valence Portfolios, L.L.C. Julius Gaudio, Eric Wepsic and Anne Dinning, or their designees, exercise voting and investment power over these securities on behalf of D.E. Shaw & Co. L.P.

(18)	Vincent Gubitosi has voting and investment power over the securities identified above as beneficially owned by Geode U.S. Convertible Arbitrage Fund, a segregated account of Geode Capital Master Fund Ltd.

(19)	Alex Adair, on behalf of Ramius Capital Group LLC, has voting and investment power over the securities identified above as beneficially owned by Guggenheim Portfolio Co. XV, LLC, Ramius Capital Group, RCG Halifax Master Fund, LTD, RCG Latitude Master Fund, LTD and Xavex Convertible Arbitrage 5 Fund.

(20)	Andy Preston, Chief Investment Officer of each of KBC Convertible Opportunities Fund, KBC Multi Strategy Arbitrage Fund, KBC Convertible MAC28 Fund and Melody IAM Fund, on behalf of these selling securityholders, has voting and investment power over the securities identified above as beneficially owned by these selling securityholders.

(21)	Van Nguyen, John Illuzzi, Andrew Mitchell, Nathaniel Melin, Timothy Walton and Vinkatesh Reddy have voting and investment power over the securities identified above as beneficially owned by Laurel Ridge Capital, LP.

(22)	This selling securityholder has identified itself as a registered broker-dealer. See “Plan of Distribution” for additional information.

(23)	Lehman Brothers Inc. was one of the initial purchasers in connection with the private placement of the CODES and sold us the shares of our common stock repurchased by us concurrently with the closing of the private placement of the CODES. An affiliate of Lehman Brothers Inc. was a lender under our now-terminated credit facility, which was terminated in June 2004. Lehman Brothers Inc. has, along with certain of its affiliates, provided and may, from time to time, continue to provide investment banking, financial advisory and other services to us. Lehman Brothers Inc. is a subsidiary of Lehman Brothers Holdings Inc., a New York Stock Exchange-listed company.

(24)	D. Bruce McMahan, Jay T. Glassman, Joseph C. Dwyer, Norman L. Ziegler, Ronald P. Fertig, Scott Dillinger and Patricia Ransom have voting and investment power over the securities identified above as beneficially owned by McMahan Securities Co. L.P.

(25)	Morgan Stanley Convertible Securities Trust is managed by Morgan Stanley Advisors Inc., which is a subsidiary of Morgan Stanley, a New York Stock Exchange-listed company.

(26)	Ted Everett, as portfolio manager, has voting and investment power over the securities identified above as beneficially owned by Oppenheimer Convertible Securities Fund.

(27)	Saranac Capital Management L.P. acts as discretionary investment advisor with respect to Citigroup Alternative Investments Diversified Arbitrage Strategies Fund Ltd., Citigroup Alternative Investments Enhanced Arbitrage Strategies Fund, Citigroup Alternative Investments Market Neutral Arbitrage Fund L.P., Citigroup Alternative Investments QIP Multi Strategy Arbitrage Portfolio, Saranac Erisa Arbitrage LTD and Saranac Erisa Arbitrage LP. Ross Margolies, on behalf of Saranac Capital Management G.P. LLC, as general partner of Saranac Capital Management L.P., has voting and investment power over the securities identified above as beneficially owned by these selling securityholders.

(28)	Thomas D. Lyon and Mohan Kapoor, as portfolio managers, have voting and investment power over the securities identified above as beneficially owned by TCW Group, Inc.

(29)	Darren Clipstar and Anthony Faillace, on behalf of Drake Management, have voting and investment power over the securities identified above as beneficially owned by The Drake Offshore Master Fund, Ltd.

(30)	David T. Henigson, vice president, has voting and investment power over the securities identified above as beneficially owned by Value Line Convertible Fund Inc.

(31)	Van Kampen Asset Management, as investment adviser, has voting and investment power over the securities identified above as beneficially owned by Van Kampen Harbor Fund. Van Kampen Asset Management is a subsidiary of Morgan Stanley, a New York Stock Exchange-listed company.

(32)	Does not include shares of common stock held by the following affiliates: (i) Van Kampen Aggressive Growth—400,000 shares; (ii) U.S. Allianz Aggressive Growth—17,410 shares; and (iii) Van Kampen PIT Aggressive Growth—9,250 shares.

(33)	Richard Januce has voting and investment power over the securities identified above as beneficially owned by Victory Convertible Fund.

(34)	John Succo, Shad Stastney and Sky Lucas have voting and investment power over the securities identified above as beneficially owned by Victus Capital, LP.

(35)	Wachovia Capital Markets LLC is a subsidiary of Wachovia Corporation, a New York Stock Exchange-listed company.

Only selling securityholders identified above who beneficially own the securities set forth opposite each such selling securityholders’s name in the foregoing table on the effective date of the registration statement of which this prospectus forms a part may sell such securities under the registration statement. Prior to any offering under the registration statement of the CODES and/or the underlying common stock by any holder not identified above, the registration statement will be amended or, if then permitted, this prospectus will be supplemented to set forth the name and other information about the selling securityholder intending to sell such CODES and the underlying common stock. The post-effective amendment or prospectus supplement, as applicable, will also disclose whether any selling securityholder has held any position or office with, been employed by or otherwise has had a material relationship with, us or any of our affiliates during the three years prior to the date of the post-effective amendment or prospectus supplement, as applicable, if such information has not been disclosed in this prospectus.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the CODES and the underlying common stock offered by this prospectus. The aggregate proceeds to the selling securityholders from the sale of the CODES or underlying common stock will be the purchase price of the CODES or underlying common stock less any discounts and commissions, if any. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchase of CODES or common stock to be made directly or through agents.

The CODES and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders and their successors, which includes their transferees, pledgees or donees or their successors, or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the CODES and the underlying common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the CODES and the underlying common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any selling securityholder which is a registered broker-dealer is an “underwriter” within the meaning of Section 2(11) of the Securities Act. Any selling securityholder which is an affiliate of a registered broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling securityholder purchased in the ordinary course of business, and at the time of its purchase of the CODES to be resold, did not have any agreements, understandings or arrangements, directly or indirectly, with any person to distribute the CODES. As a result, any profits on the sale of the CODES and the underlying common stock by selling securityholders who are, or are deemed to be, underwriters and any discounts, commissions or concessions received by any such broker-dealers or agents who are, or are deemed to be, underwriters may be deemed to be underwriting discounts or commissions under the Securities Act. Selling securityholders who are, or are deemed to be, “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act and to certain statutory liabilities, including, but not limited to, those relating to Sections 11, 12 and 17 of the Securities Act and Rule l0b-5 under the Exchange Act. To our knowledge, none of the selling securityholders who are affiliates of registered broker-dealers purchased the CODES outside of the ordinary course of business or, at the time of the purchase of the CODES, had any agreements, understandings or arrangements, directly or indirectly, with any person to distribute the CODES.

We will not receive any of the proceeds from the offering of CODES or the underlying common stock by the selling securityholders. The CODES and the underlying common stock may be offered and sold from time to time by the selling securityholders. The term “selling securityholders” includes transferees, pledgees, donees or other successors selling CODES and shares of the underlying common stock received after the date of this prospectus from a selling securityholder as a gift, pledge or partnership distribution. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. If the CODES and the underlying common stock are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions.

The CODES and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees, concessions or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the CODES or the underlying common stock offered by them hereby will be the purchase price of the CODES or the underlying common stock less discounts and commissions, if any.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the CODES and underlying common stock may be listed or quoted at the time of sale, including the Nasdaq National Market in the case of the underlying common stock;

•	in the over-the-counter market; or

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

At the time a particular offering of the securities is made, if required, a prospectus supplement or post-effective amendment will be distributed, which will set forth the names of the selling securityholders, the aggregate amount and type of securities being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling securityholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the CODES and the underlying common stock by the selling securityholders. Selling securityholders may decide not to sell any of the CODES and the underlying common stock offered by them pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the CODES and the underlying common stock by other means not described in this prospectus, in which case the transferees, pledges or other successors in interest will be the selling securityholders for purposes of this prospectus. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

Our common stock trades on the Nasdaq National Market under the symbol “CSGS.” We do not intend to apply for listing of the CODES on any securities exchange or for quotation through the Nasdaq National Market. Accordingly, no assurances can be given as to the development of liquidity or any trading market for the CODES. See “Risk Factors—Risk Factors relating to the CODES.”

We cannot assure you that any selling securityholder will sell any or all of the CODES or the underlying common stock with this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift the CODES and the underlying common stock by other means not described in this prospectus. In addition, any CODES or underlying common stock covered by this prospectus that qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The CODES and the underlying common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the CODES and underlying common stock may not be sold unless they have been registered or qualified for sale or the sale is entitled to an exemption from registration.

The selling securityholders and any other person participating in the sale of CODES or the underlying common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the CODES and the underlying common stock by the selling securityholders and any such other person. In addition, Regulation M of the

Exchange Act may restrict the ability of any person engaged in the distribution of the CODES and the underlying common stock to engage in market-making activities with respect to the particular CODES and the underlying common stock being distributed for a period of up to five business days before the commencement of such distribution. This may adversely affect the marketability of the CODES and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the CODES and the underlying common stock.

Under the registration rights agreement filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

We are registering the CODES and the underlying common stock covered by the prospectus to permit holders to conduct public secondary trading of the securities from time to time after the date of this prospectus and after the registration statement becomes effective.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the CODES and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We estimate these expenses to be approximately $140,000.

We will use our reasonable best efforts to keep the registration statement effective until the earliest of:

•	two years after the last date of original issuance of any of the CODES;

•	the date when the holders of all of the CODES and the common stock issuable upon conversion of the CODES are able to sell all such securities immediately without restrictions under Rule 144(k) under the Securities Act or any successor provision;

•	the date when all of the CODES and the common stock issuable upon conversion of the CODES have ceased to be outstanding (whether as a result of redemption, repurchase and cancellation, conversion or otherwise); and

•	the date when all of the CODES and the common stock issuable upon conversion of the CODES are registered under the shelf registration statement and disposed of in accordance with either such registration statement or Rule 144 under the Securities Act or any successor provision.

We will be permitted to suspend the availability of the shelf registration statement and this prospectus during specified periods (not to exceed 90 days in the aggregate in any 360-day period) in specified circumstances, including circumstances relating to pending corporate developments, in our discretion. In these cases, we may prohibit offers and sales of CODES and the underlying common stock pursuant to the shelf registration statement.

Prior to the private placement of the CODES, there was no trading market for the CODES. Although the initial purchasers when the CODES were initially issued advised us that they intended to make a market in the CODES, they are not obligated to do so and may discontinue market-making activities at any time without notice. In addition, their market-making activities will be subject to limits imposed by the Securities Act and the Exchange Act and may be limited during the pendency of the shelf registration statement. Although the CODES issued in the private placement are eligible for trading on the PORTAL Market, CODES sold using this prospectus will no longer be eligible for trading in the PORTAL Market. We have not listed, and do not intend to list, the CODES on any securities exchange or automated quotation system. We cannot assure you that any market for the CODES will develop or be sustained. If an active market is not developed or sustained, the market price and liquidity of the CODES may be adversely affected.

VALIDITY OF SECURITIES

The validity of the CODES and of the shares of common stock issuable upon the conversion thereof has been passed upon for us by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated financial statements of CSG Systems International, Inc. as of December 31, 2003 and 2002, and for each of the years then ended, incorporated by reference in this prospectus, have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report thereto, which is incorporated herein by reference, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to such report, which includes (i) an explanatory paragraph discussing our change in the method of accounting for stock-based compensation during 2003 and (ii) an explanatory paragraph discussing adjustments that were made to reportable segments reflected in the 2001 consolidated financial statements, their audit of such adjustments, that they were not engaged to audit, review or apply any procedures to the 2001 consolidated financial statements other than with respect to such adjustments, and that they do not express an opinion on any other form of assurance on the 2001 consolidated financial statements taken as a whole.

The consolidated financial statements of CSG Systems International, Inc. for the year ended December 31, 2001, incorporated by reference in this prospectus, were audited by Arthur Andersen LLP, independent auditors, as stated in their report thereto, which report is incorporated herein by reference, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Arthur Andersen LLP has ceased active operations and has not consented to the inclusion of its report in our Annual Report on Form 10-K for the year ended December 31, 2003 or to the incorporation by reference of its report in this registration statement. Holders of CODES may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in those financial statements.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement including the exhibits and schedules thereto.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the termination of this offering:

(a) Current Reports on Form 8-K filed on March 17, 2004 (two reports), May 20, 2004, May 25, 2004, May 27, 2004, June 3, 2004 (report filed under Item 5), September 27, 2004, December 13, 2004, December 15, 2004, December 17, 2004, December 23, 2004 (two reports) and January 18, 2005;

(b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 (as amended by Form 10-Q/A) and September 30, 2004;

(c) Annual Report on Form 10-K for the year ended December 31, 2003 (as amended by Form 10-K/A); and

(d) Description of our common stock set forth in our Registration Statement on Form 8-A dated January 11, 1996 and any amendment or report filed for the purpose of updating such description.

In no event, however, will any of the information furnished under Item 9 or Item 12 of any Current Report on Form 8-K that we filed prior to August 23, 2004 and under Item 2.02 or Item 7.01 of any Current Report on Form 8-K that we have filed or may file from time to time with the SEC be incorporated by reference into, or otherwise be included in, this prospectus.

You may request a copy of these filings, at no cost, by writing to us at the following address or telephoning us at (303) 796-2850 between the hours of 9:00 a.m. and 4:00 p.m., Mountain time:

CSG Systems International, Inc.

Attention: Investor Relations

7887 East Belleview

Englewood, CO 80111